Filed pursuant to Rule 253(g)(2)

File No. 024-11933

OFFERING CIRCULAR DATED AUGUST 30, 2022

THE BULLET ID CORPORATION

1018 Finch Avenue West, Suite 404, Toronto, Ontario, M3J 3L5.

www.bulletidentification.com

UP TO 52,000,000 SHARES OF COMMON STOCK CONSISTING OF 40,000,000 SHARES TO BE SOLD BY THE COMPANY AND 12,000,000 SHARES TO BE SOLD BY SELLING SHAREHOLDERS (1)

MINIMUM INVESTMENT: $750

SEE “SECURITIES BEING OFFERED” AT PAGE 35

The Bullet ID Corporation., a Canadian corporation, is offering up to 52,000,000 shares of its Common Stock, including 12,000,000 shares to be sold by selling shareholders, no par value (the “Common Stock”). The shares of Common Stock are being offered on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this Offering. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. All funds received as a result of this Offering will be immediately available to us for our general business purposes. Because there is no minimum dollar amount of Common Stock that must be sold in order for the offering to close, there is a risk that we may not receive sufficient proceeds from the offering to fully and effectively execute on our business plan as described in this Offering Circular. See “Securities Being Offered” at page 35 for additional details.

	Price to Public	Underwriting Discount and commissions(2)	Proceeds to issuer(2)(3)	Proceeds to Selling Shareholders(2)(3)
Per Share	$1.00	$0.04125	$0.95875	$0.95875

Total Maximum	$52,000,000.00	$2,010,000	$37,990,000	$11,505,000

(1)	The Company is offering up to 40,000,000 shares of Common Stock (70% of the total Offering) and the Selling Stockholders are offering up to 12,000,000 shares of Common Stock (30% of the total Offering). The shares of Common Stock will be sold on a pro rata basis until all of the shares of Common Stock are sold.
(2)	The Company has engaged Rialto Markets LLC (“Rialto”) to act as a placement agent for this offering and to perform certain administrative and technology-related functions as set forth in “Plan of Distribution.” The Company will pay a cash commission of 3% to Rialto on sales of the Common Stock. The Company may pay a cash commission of a 6% to Rialto on sales of up to $15,000,000 in Common Stock sold solely due to Rialto’s direct selling efforts up to an amount not exceeding $900,000. The Company will also pay a $6,500 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by Rialto, including fees due to FINRA. Any unused portion of this fee not actually incurred by Rialto will be returned to the Company. The maximum amount the Company may pay to Rialto is $2,016,500. This does not include processing fees paid directly in commissions to the Rialto Platform by investors.
(3)	Does not include estimated offering expenses including, without limitation, legal, accounting, auditing, other professional, printing, advertising, travel, marketing, blue-sky compliance and other expenses of this Offering. We estimate the total expenses of this Offering, including commissions to Rialto, will be $2,119,500, not including other expenses or state filing fees.

The Company has engaged Thread Bank (the “Escrow Agent”) to hold funds tendered by investors. The Company will hold closings on a weekly basis. Accordingly, the Company will receive the funds from the Escrow Agent and issue the shares of Common Stock to investors on a weekly basis. This offering (the “Offering”) will terminate at the earlier of: (i) the date at which the maximum offering amount has been sold, (ii) the date at which the Offering is earlier terminated by the Company, in its sole discretion or (iii) the date which is one year from this Offering being qualified by the United States Securities and Exchange Commission (the “Commission”). The Offering is being conducted on a best-efforts basis. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company.

INVESTING IN THE SHARES OF COMMON STOCK OF BULLET ID CORPORATION IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISKS. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 3 TO READ ABOUT THE MORE SIGNIFICANT RISKS YOU SHOULD CONSIDER BEFORE BUYING THE SHARES OF COMMON STOCK OF THE COMPANY.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

Sales of these securities will commence on approximately August 29, 2022.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

i

In this Offering Circular, the terms “Bullet”, “Bullet ID” “our”, “we”, “us”, and the “Company” refer to The Bullet ID Corporation. All references to $ amounts are stated in Canadian Dollars, unless otherwise noted.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

As an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act upon filing a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analysing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our members on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this Offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the Offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our limited liability company membership interests held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

ii

SUMMARY

Overview

The Bullet ID Corporation (the “Company”) has created an authenticated ammunition tracking system. The Company was incorporated under the Business Corporation Act of Ontario on December 23, 2016.

The Company owns machines and proprietary software that work together to laser-etch a unique bar code onto the brass cartridge case of a bullet. The Company intends to sell its machines and proprietary software to ammunition manufacturers, law enforcement and the military. The Company believes that this system of laser-etching allows for the traceability of a round of bullets from the point of manufacturing to the point of distribution to the end user. As of December 31, 2021, the Company has not generated any revenue.

The Offering

Securities offered	52,000,000 shares of Common Stock, consisting of 40,000000 shares to be sold by the Company and 12,000,000 shares of Common Stock to be sold by selling shareholders
Minimum Investment	$750
Common Stock outstanding before the Offering (as of August 15, 2022 (1)(2)	71,338,511
Common Stock outstanding after the Offering assuming a fully subscribed offering (1)(2)	111,338,511

(1)	Does not include 10,325,928 shares issuable upon exercise of outstanding warrants issued as of August 15, 2022.
(2)	Does not include 6,404,250 shares issuable upon conversion of convertible debt issued as of August 15, 2022.

Selected Risks Associated with Our Business

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	The Company has a limited operating history upon which you can evaluate its performance and has not yet generated profits. Accordingly, the Company’s prospects must be considered in light of the risks that any new Company encounters.

●	The Company anticipates sustaining continued operating losses.

●	The Company’s business projections are only projections.

●	If the Company cannot raise sufficient funds, it will not succeed.

●	Future fundraising may affect the rights of investors.

●	We are targeting a new and unproven segment within the ammunition market.

●	Any valuation at this stage is difficult to assess.

●	The Company’s Financial Statements include a Going Concern Opinion.

●	Our product and services may never be purchased.

●	Our products could fail to achieve the sales projections we expected.

●	You are trusting that management will make the best decision for the Company.

●	Management discretion as to use of proceeds.

●	The loss of one or more of our key personnel or our failure to attract and retain other highly qualified personnel in the future could harm our business.

●	The Company relies on third parties to provide services essential to the success of its business

●	The Company’s ability to sell its product or service is dependent on outside government regulation which can be subject to change at any time.

●	The Company may not be able to protect its intellectual property.

●	We have pending patent approval’s that might be vulnerable.

●	The Company’s success will depend on its ability to secure additional patent protection for its core technologies and be able to enforce those patents.

●	The Company’s trademarks, copyrights and other intellectual property could be unenforceable or ineffective. by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

●	Our information technology and websites may be susceptible to cybersecurity breaches, outages and other risks.

●	Failure to adequately maintain the security of our electronic and other confidential information could materially adversely affect our business.

●	We are subject to risks related foreign currency exchange rates and we are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows. We operate on a global basis.

●	There is no current market for any shares of the Company’s stock.

●	Investors will hold minority interests in the Company.

●	Some of the Company’s other investors have rights to receive information that you may not receive.

●	The offering price has been arbitrarily set by the Company.

●	The Company is controlled by its Founder and other shareholders.

●	The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

●	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Subscription Agreement.

●	The Company’s results of operations may be negatively impacted by the coronavirus outbreak.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent such attacks). Additionally, early-stage companies are inherently more risky than more developed companies, and the risk of business failure and complete loss of your investment capital is present. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The Company has a limited operating history upon which you can evaluate its performance and has not yet generated profits. Accordingly, the Company’s prospects must be considered in light of the risks that any new Company encounters. Bullet ID was incorporated under the Business Corporation Act of Ontario on December 23, 2016. The Company has not yet generated sustained profits. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a new industry, and the continued development of its technology and products. Bullet ID has incurred a net loss and has not yet generated revenue. The Company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

The Company anticipates sustaining continued operating losses. It is anticipated that the Company will continue to sustain operating losses. Bullet ID’s ability to become profitable depends on success in licensing and selling of products. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the Company is successful. Furthermore, the Company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the Company will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

The Company’s business projections are only projections. There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it’s a better option than a competing product, or that the Company will able to provide the service at a level that allows it to make a profit and still attract business.

If the Company cannot raise sufficient funds, it will not succeed. Bullet ID and the Company’s selling stockholders are offering Common Stock in the amount of 52,000,000 shares and up to $52,000,000 in this offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise a substantially lesser amount than the Maximum Raise, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds to Issuer”

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

We are targeting a new and unproven segment within the ammunition market. Targeting a new and unproven segment, such as bullet tracking, introduces unknowns, such as customer adoption. We will only succeed (and you will only make money) if there is sufficient demand for this service, people think it is a better option than the competition and the Company has priced its services at a level that allows the Company to make a profit and still attract business. Further, competitors may succeed in developing and marketing competing equivalent products, or superior products than those developed by the Company. There can be no assurance that competitors will render the Company’s technology or products obsolete or that the products developed by the Company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify as new entrants to the bullet tracking market emerge.

Any valuation at this stage is difficult to assess. The valuation for this offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Company’s Financial Statements include a Going Concern Opinion. The Company’s financial statements were prepared on a “going concern” basis. Certain matters, as described in the accompanying financial statements, indicate there may be substantial doubt about the Company’s ability to continue as a going concern. The Company is in the start-up stage and as such no revenue has been generated from its operations. At December 31, 2021, the Company’s current liabilities exceeded its current assets by $979,654 and as of that date, there was an accumulated deficit of $5,843,729. The Company’s ability to continue as a going concern is dependent upon completion of the development of its bullet identification process, successful marketing launch of its products and obtaining adequate financing from third parties and related parties to finance its ongoing operations. There is no assurance that the Company will be successful at these initiatives. These material uncertainties may cast significant doubt about the Company’s ability to continue as a going concern. These financial statements do not reflect any adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable operations or obtain adequate financing.

Our product and services may never be purchased. It is possible that ammunition manufacturers, law enforcement and military will never purchase our machines and proprietary software with which to laser-etch a unique bar code on the brass cartridge of bullets. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our products could fail to achieve the sales projections we expected. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our products have done previously. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

You are trusting that management will make the best decision for the Company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Management discretion as to use of proceeds. The Company’s success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described in “Use of Proceeds to Issuer” is an estimate based on the Company’s current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

The loss of one or more of our key personnel or our failure to attract and retain other highly qualified personnel in the future could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company relies on third parties to provide services essential to the success of its business. The Company relies on third parties to provide a variety of essential business functions for it, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the Company will experience delays, defects, errors, or other problems with their work that will materially impact its operations and it may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers’ operations could materially and adversely affect the Company’s business. As a result, your investment could be adversely impacted by the Company’s reliance on third parties and their performance.

The Company’s success in selling its product is dependent on outside government regulation which can be subject to change at any time. The Company’s success in selling its product is dependent on the outside government regulation such as mandating the use of serialization of ammunition and other relevant government laws and regulations. The laws and regulations concerning the selling of products related to ammunition may be subject to change and if they do then the selling of product may no longer be economically feasible for the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We have pending patent approvals that might be vulnerable. One of the Company’s most valuable assets is its intellectual property, including a patent applicable filed in April, 2017. Other Company intellectual property may include trademarks, copyrights, Internet domain names, and trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may increase the expenses of the Company.

The Company’s success will depend on its ability to secure additional patent protection for its core technologies and be able to enforce those patents. Some patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the Company’s product may result in the unauthorized exposure of the intellectual property of the Company.

The Company’s patents, trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the Company’s intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the Company’s intellectual property protection, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if the intellectual property is deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Our information technology and websites may be susceptible to cybersecurity breaches, outages and other risks. We rely on information technology (outsourced and in-house) that support our business processes, including product development, marketing, sales, order processing, production, distribution, finance and intracompany communications throughout the world. We have e-commerce and other Internet websites in the United States and many other countries. These systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and other events. Despite the implementation of network security measures, our systems may be vulnerable to constantly evolving cybersecurity threats such as malware, break-ins and similar disruptions from unauthorized tampering. The occurrence of these or other events could disrupt or damage our information technology and adversely affect our business. Insurance policies that may provide coverage with regard to such events may not cover any or all of the resulting financial losses.

We are subject to risks related foreign currency exchange rates and we are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows. We operate on a global basis. The future cash flows or fair value of the Company’s financial instruments that are denominated in a currency that is not the Company’s functional currency will fluctuate due to the change in foreign exchange rate. The functional currency of the Company is the Canadian dollar. The Company is exposed to the currency exchange rate risk on its cash and accounts payable and accrued liabilities held in US dollar. As at the period ended December 31 2021, the Company had $141 of cash and $171,670 of accounts payable and accrued liabilities held in US dollars. The Company does not use derivative financial instruments to mitigate its exposure to currency risk. Management, however, mitigates currency risk by regular monitoring and transacting in stable currencies. A 10% change in the value of the US dollar will result in approximately $17,200 increase/decrease in the Company’s net loss. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows.

Risks Related to Securities in this Offering

There is no current market for any shares of the Company’s stock. You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Investors will hold minority interests in the Company. The Company has already issued 71,338,511 shares of its Common Stock. Investors will hold minority interests in the Company and will not be able to direct its operations.

Some of the Company’s other investors have rights to receive information that you may not receive. While no shares have been issued, holders of Class A Preferred Shares would be entitled to receive notice and to attend all shareholder meetings. Thus, holders of Class A Preferred Shares may have access to information about the Company that you do not have.

The offering price has been arbitrarily set by the Company. Bullet ID has set the price of its Common Stock at $1.00 per share. Valuations for companies at this stage are purely speculative. The company’s valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

The Company is controlled by its Founder and other shareholders. The Company’s Founder, Bruce Lewis currently holds a significant portion of the Company’s common stock, which gives him control over voting for the Company’s board of directors and for certain shareholder actions. At the conclusion of this offering, he will continue to hold a significant portion of the Company’s voting rights. Therefore, investors in this offering will not have the ability to impact elections of directors or matters presented to a vote of shareholders. See “Securities Being Offered.”

Risks related to forum selection and jury waivers

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor. As part of this investment, each investor will be required to agree to the terms of the subscription agreement included as Exhibit 4.1 to the Offering Statement of which this Offering Circular is part (the “Subscription Agreement”). In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Subscription Agreement. Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the Company’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the Company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The Company believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the Company in connection with matters arising under the Subscription Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the Company’s securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

Risks Related to Covid-19

The Company’s results of operations may be negatively impacted by the coronavirus outbreak. In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and the U.S., Europe, and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the common shares and investor demand for the common shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company’s cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect Bullet ID’s business, results of operations, or financial condition.

The extent to which COVID-19 affects the Company’s financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company’s business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect Bullet ID’s business. Bullet ID’s business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or -19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Common Stock and the financial condition of our investors or prospective investors, resulting in reduced demand for the Common Stock generally. “Shelter-in-place” or other such orders by governmental entities could also disrupt the Company’s operations, if employees, who cannot perform their responsibilities from home, are not able to report to work.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders assuming that the shares are sold at $1.00 USD per share. The schedule presents shares and pricing as issued and reflects all transactions since Inception.

The following table presents the approximate effective cash price paid for all shares and potential shares issuable by the Company as of August 12, 2022, and excludes sales by selling securityholders in this offering.

	Date Issued	Issued Shares(2)	Potential Shares(1)	Total Issued and Potential Shares(2)		Effective Cash Price at Issuance or Potential Conversion(3)
Common Stock	Up to June 23, 2022	71,170,611	--	71,170,611		$0.04 USD
Total Common Share Equivalents	Up to June 23, 2022	--	9,009,250	9,009,250	(1)	$0.08 USD
Warrants	Up to June 23, 2022	--	10,325,928	10,325,928		$0.29 USD
Investors in this offering, assuming $40,000,000 USD raised		40,000,000	--	40,000,000		$1 USD/share
Total after inclusion of this offering		111,170,611	19,335,178	130,505,789		$0.36 USD/share

(1)	Includes:
●	Convertible debt issued prior to June 23, 2022. Units can be converted into 6,404,250 shares of Common Stock.
●	Vested options: Can be exercised for issuance of 2,605,000 common shares.
(2)	Does not include:
●	100,000 units issued on June 23, 2022, at a price of $0.25 per unit for a total of $25,000. Each unit comprised of one common share and one half of one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at an exercise price of $0.40 per share for a period of two years.
●	On July 28, 2022 a conversion of warrants into 67,900 shares of Common Stock occurred. The shares of Common Stock were issued at $0.06 USD and the Company received $4,074.
(3)	Weighted average pricing presented.

The following table illustrates the dilution that new investors will experience upon investment in the Company relative to existing holders of the Company’s securities. Because this calculation is based on the net tangible assets of the Company, the Company is calculating based on its net tangible book value of ($1,085,148 USD) as of December 31, 2021. The offering costs assumed in the following table includes up to: $2,100,000 USD in fees to Rialto, accounting fees, Blue Sky fees, and Edgarization and other costs and incurred for this offering.

The table presents four scenarios for the convenience of the reader: a fully subscribed $40,000,000 raise from this offering, a $30,000,000 raise from this offering, a $20,000,000 raise from this offering, and a $10,000,000 raise from this offering, in each case excluding shares being offered by the selling shareholders.

Percentage of funding	100%	75%	50%	25%
Offering price	$1 USD/share	$1USD/share	$1USD/share	$1USD/share
Total Gross Proceeds	$40,000,000 USD	$30,000,000 USD	$20,000,000 USD	$10,000,000 USD
Total Shares outstanding Prior to the Offering as of December 31, 2021	65,779,995 shares	65,779,995 shares	65,779,995 shares	65,779,995 shares
Net Tangible Book value as of December 31, 2021	($1,085,148USD)	($1,085,148USD)	($1,085,148USD)	($1,085,148USD)
Net Tangible Book value per share Prior to the Offering	($0.0165 USD/share)	($0.0165 USD/share)	($0.0165 USD/share)	($0.0165 USD/share)
Proforma outstanding Shares after Offering	105,779,995 shares	105,779,995 shares	105,779,995 shares	105,779,995 shares
Offering Expense	$2,100,000 USD	$1,575,000 USD	$1,050,000 USD	$525,000 USD
Proceed from the Offering (net of expenses)	$37,900,000 USD	$28,425,000 USD	$18,950,000 USD	$9,475,000 USD
Proforma Net Tangible book value after Offering	$36,814,852 USD	$27,339,852 USD	$17,864,852 USD	$8,389,852 USD
Increase in book value	$37,900,000 USD	$28,425,000 USD	$18,950,000 USD	$9,475,000 USD
Proforma Net tangible book value per share after Offering	$0.35 USD/share	$0.26 USD/share	$0.17 USD/share	$0.08/share
Increase in book value per share	$0.37 USD/share	$0.28 USD/share	$0.19 USD/share	$0.10/share
Offering price	$1 USD/share	$1USD/share	$1USD/share	$1USD/share
Dilution per share to new investors	$0.63 USD/share	$0.72 USD/share	$0.81 USD/share	$0.90 USD/share
Percent dilution	63%	72%	81%	90%

*	The conversion value is based on the exchange rate of $1.2678 CAD to $1 USD as of December 31, 2021.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into common stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December 2020 the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2021 the company has run into serious problems, and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the Company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can cause drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

The Company and selling shareholders are offering up to 52,000,000 shares of Common Stock in this Offering at $1.00 per share, with a minimum investment of $750. There is no minimum amount we are required to raise from the shares of Common Stock being offered hereby. There is no guarantee that we will sell any of the shares of Common Stock being offered in this Offering. Additionally, there is no guarantee that this Offering will successfully raise enough funds to implement our Company’s business plan or pay for the expenses of this Offering, which we estimate to be approximately $450,000, excluding commissions and state filing fees, for a fully subscribed offering.

The approximate date of the commencement of the sales of the shares of Common Stock will be within two calendar days from the date on which the Offering is qualified by the SEC and on a continuous basis thereafter until the maximum number of shares of Common Stock offered hereby are sold or the Offering is earlier terminated. All offering expenses will be borne by us and will be paid out of the proceeds of this Offering. The company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the Company.

This Offering will terminate at the earlier of (i) the date at which the maximum offering amount has been sold; (ii) the date the Offering is earlier terminated by the Company, in its sole discretion or (iii) the date which is one year from qualification by the SEC. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company. No sales of shares of Common Stock will be made prior to the qualification of the Offering statement by the SEC.

The Company may undertake one or more closings on a rolling basis. At each closing 70% of the shares sold to new investors will be newly issued shares sold by us and 30% will be shares sold by the selling shareholders on a pro rata basis (rounding to eliminate fractional shares) until all of the shares offered by the selling shareholders have been sold. After each closing, funds tendered by investors will be available to the Company and the selling shareholders.

Rialto Markets LLC (“Rialto”) has agreed to act as placement agent to assist in connection with this offering. The placement agent is not purchasing or selling any securities offered by this offering circular, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities but have agreed to use their best efforts to arrange for the sale of all of the securities offered hereby. In addition, the placement agent may engage other brokers to sell the securities on their behalf. Rialto will receive compensation for sales of the shares offered and sold through its platform (“Rialto Platform”). Persons who desire information about the offering may find it at invest.bulletid.net.

The Company will also publicly market the offering using general solicitation through methods that include emails to potential investors, the internet, social media, and any other means of widespread communication.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Company’s website at invest.bulletid.net.

The following table shows the total discounts and commissions payable to Rialto in connection with this offering by the Company:

	Per Share	Total
Public Offering Price	$1.00	$52,000,000
Placement Agent Commissions	$0.04125	$2,016,500

In the event that Rialto’s targeted selling efforts lead to sales of up to $15,000,000 in shares of Common Stock, Rialto will be entitled to 6.0% of the gross proceeds from the sale of such shares of Common Stock not to exceed $900,000. For any sales thereafter, Rialto is entitled to 3.0% of the gross proceeds from the sale of such shares of Common Stock. The maximum amount Rialto may receive in commissions is $2,016,500, which includes a one-time payment of $6,500 for certain expenses described below.

Other Terms

Rialto has also agreed to perform the following services in exchange for the compensation discussed above:

●	act as lead broker for the offering, coordinating efforts of parties involved and providing regulatory guidance,

●	provide offering platform technology, the use of a “microsite” for RYSE to reach potential investors, provide investors with information and details on the offering, and to invest in the offering using an escrow agent and the registered transfer agent,

●	reviewing marketing materials,

●	performing AML/KYC checks on all investors, and

●	providing other financial advisory services normal and customary for Regulation A offerings and coordinate with the Company’s registered transfer agent, escrow agent and legal representatives.

In addition to the commission described above, the Company will also pay $6,500 to Rialto for out-of-pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the Company’s offering. Any portion of this amount not expended and accounted for will be returned to the Company. In addition, the Company will pay Rialto a $5,000 blue sky filing service fee and will reimburse Rialto for any state notice filing fees, estimated to be approximately $13,000. Assuming the full amount of the offering is raised and that Rialto’s targeted selling efforts lead to sales of $52,000,000, we estimate that the total fees and expenses of the offering payable by the Company to Rialto will be approximately $2,034,500.

Procedures for Subscribing

After the qualification of this Offering Statement by the SEC, if you decide to subscribe for any shares of Common Stock in this Offering, you should complete the following steps:

1.	Go to invest.bulletid.net and click on the “Invest Now” button

2.	Complete the online investment form.

3.	Deliver funds directly by check, wire, debit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt.

4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor

5.	Once AML is verified, investor will electronically receive, review, execute and deliver to us a Subscription Agreement

A form of our Subscription Agreement is filed as Exhibit 4.1 to the Offering Statement.

The shares of Common Stock acquired under the Subscription Agreement will be issued to you by our transfer agent in book entry form upon acceptance of your Subscription Agreement and confirmation of funds received by the Company.

Selling Shareholders

Certain shareholders of the Company intend to sell up to 12,000,000 shares of Common Stock in this offering. Selling shareholders will participate in this Offering at the same time as the Company, selling no more than thirty percent (30%) of the shares issued to investors at each closing.  That means at each closing, 30 shares will be sold by the selling shareholders for each 70 shares sold by the Company, until all 12,000,000 shares have been sold by the selling shareholders.

Selling shareholders will participate on a pro rata basis, which means that at each closing in which selling shareholders are participating, a shareholder will be able to sell its pro rata portion of the shares that the shareholder is offering (as set forth in the table below) of the number of securities being issued to investors.

After qualification of the Offering Statement, each of the selling shareholders will enter into an irrevocable power of attorney (“POA”) with the Company and the CEO, as attorney-in-fact, in which they direct the Company and the attorney-in-fact to take the actions necessary in connection with the offering and sale of their shares. A form of the POA is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Name of Selling Shareholder	Number of Common Shares Owned Prior Offering (3)	Number of Common Shares offered by Selling shareholder (1)	Number of Common Shares owned after the Offering (1)	Selling Shareholders Pro Rata Portion (2)
1563822 Ontario Inc	216,000	58,127	157,873	0.48%
Albert Oppenheimer	40,000	10,764	29,236	0.05%
Alexandru Oancea	50,000	8,970	41,030	0.04%
Ami&Tamara Lohr	433,332	112,128	321,204	0.50%
Ana Silva	50,000	13,455	36,545	0.06%
Anthony Ralph-Edwards	150,000	40,366	109,634	0.18%
Anthony Wright	420,000	113,025	306,975	0.51%
Base Camp Holding Inc	363,000	97,686	265,314	1.00%
Bearcliff Trading Corp.,	1,595,808	429,442	1,166,366	6.40%
The Saunders Family Trust	500,000	134,553	365,447	2.00%
Bob Pence	2,381,660	269,107	2,112,553	1.20%
Bruce Lewis	19,990,066	672,767	19,317,299	3.01%
James Cecchetto	200,000	53,821	146,179	0.40%
Centrys Inc	5,250,000	1,412,810	3,837,190	8.02%
Clint Sharples	250,000	67,277	182,723	0.30%
Deborah Smith	250,000	44,851	205,149	0.20%
Daniel Dwyer	250,000	67,277	182,723	0.30%
Daniella Samuel	50,000	13,455	36,545	0.06%
David Alge	66,666	17,940	48,726	0.27%
David Eaton	416,666	112,127	304,539	1.67%
David Piccolo	50,000	13,455	36,545	0.08%

Djazayeri&Jijina	99,000	26,911	72,089	0.12%
Eddie Blasiak	100,000	26,911	73,089	0.12%
Emil Mihaescu	60,000	8,970	51,030	0.04%
Emin Zeynalov	310,000	83,423	226,577	0.37%
Emma Verity	100,000	22,426	77,574	0.10%
Fraser Toms	100,000	29,900	70,100	0.36%
Gerald Hickey	40,000	10,764	29,236	0.16%
International Defence Force Inc	500,000	134,553	365,447	2.00%
Gonzalo Couce	376,150	100,543	275,607	1.51%
Greg Sullivan	2,100,000	565,124	1,534,876	8.42%
Hailey Verity	64,000	13,276	50,724	0.06%
Hindy Friedman	66,667	17,940	48,727	0.08%
Howard Crangle	100,000	22,426	77,574	0.10%
Hy Bergel	394,800	106,243	288,557	0.50%
Jackie&Leo Darmitz	40,000	10,764	29,236	0.06%
James Williams	500,000	134,553	365,447	2.00%
Jamet Hendershot	150,000	44,851	105,149	0.20%
Jonathan Verity	80,000	17,940	62,060	0.08%
Josephine Kandiah	50,000	13,455	36,545	0.12%
Kareem Younis	611,114	54,821	556,293	0.25%
Karen Lauriston	583,333	156,978	426,355	0.78%
Keith Verity	40,000	9,867	30,133	0.04%
Kilgorie Investment Inc	3,065,000	717,618	2,347,382	3.21%
Kim Miller	750,000	179,404	570,596	0.80%
Mark Spillman	30,000	5,382	24,618	0.02%
Messiano-Crookston Law P.C	100,000	26,911	73,089	0.40%
Midama Investments LTD	3,000,000	807,320	2,192,680	12.03%
Global Financial Network LTD	1,000,000	299,007	700,993	1.34%
Midas Letter Corp. Global Financials	1,000,000	299,007	700,993	1.34%
Natianal Bank Financials Inc (ITF Foster)	67,900	18,272	49,628	0.27%
Orhan Kara	300,000	80,732	219,268	0.36%
Peter&Tami Beck	300,000	80,732	219,268	1.20%
Philip Hitchie	100,000	26,911	73,089	0.30%
R. Senechal	1,635,629	440,159	1,195,470	4.01%
Ravi Raman	850,000	228,741	621,259	1.02%
Richard Sutin	5,000,000	1,345,534	3,654,466	20.05%
Robert Hirschberg	1,666,666	430,571	1,236,095	1.92%
Rosalind Lee Hildebrandt	100,000	26,911	73,089	0.12%
Scott Secord	595,808	160,336	435,472	0.72%
Sean Charland	83,333	21,827	61,506	0.10%
Sean McNulty	100,000	26,911	73,089	0.20%
Sethu Raman	3,166,666	897,022	2,269,644	4.01%
Sima&Shlomo Teva	66,667	8,970	57,697	0.04%
Sorin Tanasescu	800,000	215,285	584,715	0.96%
Stephen Dunn	150,000	40,366	109,634	0.18%
Tatiana Trofimova	715,580	103,678	611,902	0.46%
Vicky Berman	20,000	5,382	14,618	0.08%
Marsha Bidloff	20,000	5,382	14,618	0.08%
Voiko Gartner	200,000	53,821	146,179	0.24%
William Gale	100,000	26,911	73,089	0.12%
Yana Pchelkin	158,333	44,851	113,482	0.20%
TOTAL	64,579,844	12,000,000	52,579,844	100%

(1)	Assumes maximum number of shares are sold in this offering.
(2)	“Pro Rata Portion” represents that portion that a shareholder may sell in the offering expressed as a percentage where the numerator is the amount offered by the shareholder divided by the total number of shares offered by all selling shareholders.
(3)	May include shares issuable upon exercise of warrants.

The total number of shares owned by the selling shareholders prior to this offering represents 16.9% of the Company’s capital stock, on a fully diluted basis, assuming all warrants and options are exercised.

Selling Stockholder Bruce Lewis is the Founder and CEO of the Company. Tatiana Trofimova is the CAO of the Company. Sethu Raman is a director of the Company.

Perks

The Company will provide certain investors in this offering the following perquisites (“Perks”). The table below presents the investment level required by an investor to receive the stated perk, and the approximate cash value of the perk:

Investment Amount by an Investor	Perks	Estimated Value
$750	Signed book by MGEN (RET'D) David Fraser	$20.00
$5,000	Signed book by MGEN (RET'D) David Fraser	$25.00
	Custom etched bullet
$10,000	Signed book by MGEN (RET'D) David Fraser	$40.00
	Custom etched bullet
	Bullet ID Jacket
$25,000	Signed book by MGEN (RET'D) David Fraser	$90.00
	Custom etched bullet
	Bullet ID Jacket
	4-foot bullet
$100,000	Signed book by MGEN (RET'D) David Fraser	$1,600
	Custom etched bullet
	Bullet ID Jacket
	4-foot bullet
	Travel and accommodations to participate in a private Bullet ID warehouse tour and dinner with various executives

We are of the opinion that these Perks do not have any cash value and do not alter the sales price or cost basis of the securities in this offering. Instead, the Perks are a “thank you” to investors that help us achieve our mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any Perks before investing.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Investors’ Tender of Funds

After the SEC has qualified the Offering Statement, the Company will accept tenders of funds to purchase our Common Stock. The company may close on investments on a “rolling” basis (so not all investors will receive their securities on the same date). Investors may subscribe by tendering funds via ACH, debit card, or wire. Investors should note that processing of checks by financial institutions has been impacted by restrictions on businesses due to the coronavirus pandemic. Delays in the processing and closing of subscriptions paid by check may occur. Upon closing, funds tendered by investors will be made available to the Company for its use.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to: in the event that an investor fails to provide all necessary information, even after further requests; in the event an investor fails to provide requested follow up information to complete background checks or fails background checks; or in the event the Offering is oversubscribed in excess of the maximum offering amount.

Escrow Agent

Company has entered into an Escrow Services Agreement with Thread Bank (the “Escrow Agent”). Investor funds will be held in an account by the Escrow Agent pending a closing or the termination of the Offering. While funds are held the escrow account and prior to a closing of the sale of our Common Stock in bona fide transactions that are fully paid and cleared, (i) the escrow account and escrowed funds will be held for the benefit of the investors, (ii) the Company will not be entitled to any funds received into the escrow account, and (iii) no amounts deposited into the escrow account shall become the property of the Company, or be subject to any debts, liens or encumbrances of any kind of the Company. No interest shall be paid on balances in the escrow account.

The Escrow Agent has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the securities.

Provisions of Note in Our Subscription Agreement

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to any of those agreements, including any claim under federal securities laws. By signing the subscription agreement an investor will be agreeing to be bound by the terms and the investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision in the subscription agreement, subscribers will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Forum Selection Provisions

The subscription agreement includes a forum selection provision that require any claims against the Company based on these agreements to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreements. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which they apply and in limiting our litigation costs, to the extent they are enforceable, these forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted these provisions to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such provision in this context. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder

USE OF PROCEEDS TO ISSUER

The company intends to raise offering proceeds to engage in the following activities: (i) software development, (ii) product development for second generation hardware, (iii) marketing, (iv) sales team development, and (v) working capital.

Please see the table below for a summary of the Company’s estimated intended uses of net proceeds from this Offering:

Offering Proceeds to the Company	$40,000,000 (100%) ($USD)	$30,000,000 (75%) ($USD)	$20,000,000 (50%) ($USD)	$10,000,000 (25%) ($USD)
Gross Proceeds from this offering	$40,000,000	$30,000,000	$20,000,000	$10,000,000
Offering expenses (1)	$2,100,000	$1,575,000	$1,050,000	$525,000
Total Proceeds Available for Use	$37,900,000	$28,425,000	$18,950,000	$9,475,000
Software Development	$3,000,000	$3,000,000	$1,500,000	$500,000
Product Development for Next Generation Hardware	$1,000,000	$1,000,000	$500,000	$500,000
Marketing	$5,000,000	$5,000,000	$2,500,000	$1,500,000
Machine inventory	$20,000,000	$11,000,000	$10,000,000	$4,525,000
Sales Team Development	$5,000,000	$5,000,000	$2,500,000	$1,500,000
Working Capital	$3,900,000	$3,425,000	$1,950,000	$950,000

(1)	Includes: (i) commission payable by the Company to Rialto, (ii) administrative fees payable to Rialto for out-of-pocket expenses and FINRA fees, (iii) legal fees, (iv) accounting fees, (v) EDGARization expenses, and (vi) blue sky fees.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

THE COMPANY’S BUSINESS

Overview

The Bullet ID Corporation was incorporated under the Business Corporation Act of Ontario on December 23, 2016. Since its founding, the Company’s mission has been to solve a crucial challenge facing the world’s ammunition management systems: transparency, accountability, and control.

In furtherance of its mission the Company has developed an authenticated ammunition tracking system. This system uses machines and proprietary software that work together to laser-etch a unique bar code onto the brass cartridge case of a bullet. The Company intends to sell its machines and proprietary software to ammunition manufacturers, law enforcement and the military. The Company believes that this system of laser-etching allows for the traceability of a round of bullets from the point of manufacturing to the point of distribution to the end user.

To date, the Company has limited operating history, and has been primarily in research and software development of its serialized bullets.

Bullet ID believes that the need for an authenticated ammunition tracking system is large. Currently, the Company believes there are 4 factors that need to be addressed with regards to ammunition traceability: (i) limited logistics and inventory information for ammunition, (ii) limited global ammunition traceability, (iii) traceability is imperative to national security, and (iv) there is a large opportunity cost, particularly with regards to crime scenes when cartridges are not tracked with serial numbers.

Limited logistics and inventory information for ammunition: There is currently almost zero logistics and inventory information available for ammunition. This is reflected in the high amount of scrapped ammunition every year, in excess of $100 million in the Unites States. We believe that this problem is avoidable with quality quantitative performance data, such us the utilization of our ammunition tracking system for command field intelligence.

Limited global ammunition traceability: Currently, there is no forensic database to track illicit ammunition use. We believe the utilization of our ammunition tracking system would solve for this and create a system similar to the current global fingerprint database.

National security: National Security anonymity requirements render the global illicit ammunition tracing initiatives ineffective. We believe this should change. For example, the United States provides ammunition to foreign countries pursuant to applicable aid bills. However, during the transportation and distribution of the ammunition theft of ammunition occurs. Currently, this cannot be traced. An authenticated ammunition tracking system would help mitigate this risk.

Opportunity cost: Money, knowledge, & significant opportunity costs are left behind with every cartridge issued and NOT identified/tracked. Specifically, the cost of research and forensic investigations would be significantly reduced if the ownership of cartridges could be traced closer to the end user. Currently, there is no study or information available as to the opportunity costs that are lost.

Background –Traditional Methods for Tracking Ammunition

Bullet ID is engaged in providing solutions for ammunition tracking, and in particular creating systems and methods for tracking ammunition and identifying indicia and inventory tracking systems.

After a firearm has been used, the casing of the ammunition may be ejected from the firearm. During operation of the firearm, certain distinguishing marks may be left on the casing, which may be analyzed to ascertain information about the firearm, such as the type of firearm used to fire the ammunition. This information may contribute to identifying the person who operated the firearm. Accordingly, ballistic evidence from casing may be used by law enforcement and the judicial system to make decisions on arrests and convictions.

Typically, to identify whether a suspect firearm fired ammunition corresponding to a casing found at a crime scene, the suspect firearm is used to fire several test ammunitions sharing the same brand as the ammunition corresponding to the casing found at the crime scene. Then, markings on these test ammunition re compared with the markings on the casing found at the crime scene to determine if the suspect firearm fired the ammunition corresponding to the casing found at the crime scene.

Unfortunately, the process is subject to issues of variability, affecting its repeatability reliability and accuracy. Moreover, as firearms are mass produced, the typical ballistics analysis may not reliably link a particular casing or particular ammunition to a particular firearm at the exclusion of other firearms. We believe that it would be desirable to more reliably track the origin of the casings and ammunition.

Bullet ID Technology

The Bullet ID system is an effective and automated inventory management system, allowing accountability at the level of the individual round. The Bullet ID system is fully automated, with intuitive software integration into the machine. This unique combination of high-speed laser engraving, coupled with Bullet ID’s robust software, allows for real-time monitoring of production, tracking of distribution, and real-time inventory levels.

BULLETiD

Ejecución de Empaque 1

Balas Grabadas: 0

Operador: MikeSmith | Sun., 6-Mar.-2022 8:08 PM

Typo de Bala	Cantidad	Balas / Caja	Cajas / Estuche
5.56 55gr. FMJ	120	40	0

Presiona INICIO para continuar...

Caja Actual
0

Estuche Actual
-

Finalización Estimada
18:00

Balas / Minuto
~ 100

FINALIZAR

Box Erecting	4 x 3 x 2"	Serialization / Packaging	Caliber: 9mm	Case Packaging	10 x 8.5 x 4"
ON		ON Laser 1 Laser 2 Printer		ON Printer

The breakthrough in Bullet ID’s technology is the unique code that is micro-laser engraved on factory-produced ammunition. The laser engraved etching is on the outside of the bullet case, and each code matches to a single box of cartridges that is distinctive from all other ammunition produced.

Each Bullet ID code is trackable, allowing instantaneous control over inventory volume, location, and history. The data is encrypted and require authenticated access, delivered through a regular smartphone app accessible to anyone.

The Bullet ID technology provides a method for law enforcement, military and distribution personnel to manage ammunition inventories, and track valuable information regarding a bullet’s supply chain. We believe this technology is the first and only one in the world that allows inventory management and control at the level of the individual round.

The design of the laser engraving, in addition to the robustness of the system, allows for the successful scanning of the code even if 60% of the marking remains intact. Bullet ID’s visionary technology is designed with the future in mind and can accommodate an unlimited number of unique codes. With approximately 10 billion rounds of ammunition sold annually in the United States, and 20-30 billion rounds sold worldwide, Bullet ID is capable of keeping pace with the current volumes for decades to come.

How Bullet ID Intends to Change Traditional Methods for Tracking Ammunition

As designed, the Bullet ID system is instantly accessible to authorized law enforcement, miliary and government personnel, and features intelligent traceability, customizable detail, and rich data analytics. Bullet ID intends to license the serialization and packaging equipment as well as the supply chain infrastructure software—Infrastructure as a Service (“IaaS”). This model allows each country/client to preserve the confidentiality around the volume of manufactured/used ammunition while allowing the exchange of information/transfer of custody between supply chains/countries. It incorporates verifiable credentials technology allowing easy integration into latest generation of digital identity infrastructure.

We believe that if we can acquire a sufficient customer base, the Bullet ID solution will:

●	Improve safety by guaranteeing the quality of the ammunition used by military personnel and also acts as a deterrent for misuse of ammunition.

●	Reduce outdated inventory & misdirected ammunition. If the agencies know where the ammunition has been, with this information, the agencies will know how much inventory is available and if it will perform properly.

●	Achieve more effective global ammunition traceability

●	Meet national security needs such as discretionary anonymity and nation-segregated data storage. This maintains confidentiality of volumes and distribution of ammunition within a particular jurisdiction.

●	Secure real-time forensic data with the ability to trace cases.

Inventory: The Ammunition Packaging Machine

As of December 31, 2021, the Company owns one ammunition packaging machine.

During the year ended December 31, 2021, a new and improved laser technology became available that management expects to use instead of the technology encompassed in the existing inventory. As of December 31, 2021, the Company has updated its ammunition packaging machine with the new technology available.

Software

Prior to 2021 the Company contracted the development of custom enterprise blockchain/database software. As of July 2021, the Company’s solution was re-built on top of newer technology sourced from technology partners, in order to ensure production-readiness and ongoing development and support. This allows the integration of existing database/blockchain infrastructure as well as inter-operability with upcoming digital identity infrastructure.

Customers

The Company believes that its primary customers include: ammunition manufacturers, law enforcement and the military. The Company intends to sell the ammunition packaging machines and supply chain software with a dedicated sales team and global partners. Currently, the Company is in discussion with representatives of law enforcement, various countries. We believe these discussions reflect the value our solution but may not result in revenues or contracts.

Unique Benefits for Ammunition Manufacturers

Ammunition manufacturers receive unique benefits when utilizing the Bullet ID system. Specifically, the Bullet ID system assigns a unique barcode to each box of new ammunition. The majority of ammunition manufacturers already use barcoding for inventory control and management. This makes integrating the Bullet ID system into the manufacturing process easier. The system simply includes inputting the Bullet ID code into a manufacturer’s current barcoding system. This allows for:

●	Inventory management: Full control and accountability over inventory and supply chain.

●	Barcoded rounds: Laser-marked and will integrate seamlessly into the manufacturing process.

●	Distributing Tracking: Allows manufacturers to track inventory from production to the final consumer.

●	Laser etching machine is provided: Manufacturers will be provided with laser etching capability for 60K/hr – 120k/hr, laser etching machines and ammunition material handlers to produce Bullet ID coded ammunition and packaging.

The laser etching process does not affect the performance, integrity or accuracy of the round.

Manufacturing and Suppliers

The Company will not be manufacturing inhouse. The funds raised from this Offering will be used to acquire and keep in its inventory equipment (hardware) for serializing bullets. The equipment the Company intends to keep on hand include:

●	20 machines

●	Extra parts for machines

●	Tray-Erector Units

●	1 and 2 laser heads Serializing and Packaging Units

●	Case Packaging Units

Various suppliers of the Company include:

●	Modex: Supplier of BCDB (patented hybrid blockchain database infrastructure).

●	Verio Technologies: Supplier of the digital identity / verifiable credentials infrastructure and in-app wallet component.

●	Indicio: Provider of a global network to enable verifiable credentials and support a large SSI (self-sovereign identity) ecosystem.

●	Cognex: Provider of mobile app SDK to enable scanning of barcodes from unconventional surfaces such as bullet shell cases and also industrial scanning equipment (cameras, sensors and mobile scanners).

●	Actemium: Provider of global automation / industrial design services.

●	Keyence - Supplier of industrial laser etching equipment.

The Company is in the process of signing exclusive agreements with the suppliers listed above. As of the date of this Offering Circular, the Company has not finalized the terms of those agreements.

Our Products

Serialization and Packaging

Bullet ID’s specialized laser technology etches a unique barcode onto each brass cartridge of the bullet as well as its packaging. The identifying code is then scanned onto a secure and trackable blockchain database. Our technology is designed with the future in mind and can accommodate an unlimited number of unique codes.

Supply Chain Logistics

Globally, the standardization of serialized bullets has received strong advocacy from law enforcement bodies, military branches and international governments. Our team not only listened but designed and developed technology that enables the logistics of ammunition to be tracked and traced instantly and in real-time.

The below image is an example of our inventory management system, which represents how clients can track and determine the status of their ammunition inventory.

The data included in our inventory management system can also be delivered via API to systems currently used by customers allowing for increased customization based on use and needs of that specific customer.

Mobile Scanning App

Access to the app’s encrypted database is secure for authenticated users only and offers essential information such as product and order information or details (Type of bullet, caliber, ammunition parameters, velocity, date and place of manufacturing, name of customer) and also pool tracking information including geolocations for all the ammunition, within seconds of scanning a bullet’s unique code. An individual round’s journey from production to distribution enables the ability to manage ammunition stockpiles and shortages. We believe this may save taxpayers, military and law enforcement, billions of dollars annually.

Potential Revenue Sources

SELLS/LICENSES/RECEIVES A ROYALTY	NAME OF PRODUCT	DESCRIPTION OF THE PRODUCT	APPROXIMATE PRICE
Sell or Royalty	ASP-100SC (one laser head) and ASP-200SC (two laser heads) serialization and packaging machine	Ammunition Serialized Cartridge Etching Technology	$600,000 USD Purchase option or 1¢ per round licensing, minimum 5-year term/volume commitment

Royalty	Supply Chain Logistics Software	Software to assign, register, securely store and track the bullet and packaging codes throughout the distribution chain.	Licensed at 1¢ per round minimum 5-year term/volume commitment

Licensed	Mobile app	User app that provides access to tracking and inventory information from a regular smartphone	Included with the supply chain logistics software. May be licensed separately depending on deployment.

Industry Overview

The global ammunition market is expected to grow from USD 20 to 25 Billion by 2025. We believe this growth is due in part to:

●	Increasing number of police modernization programs.

●	An increased expenditure on defense products.

●	Rising crime rate.

However, with growth comes challenges. We believe the global ammunition market will encounter the following: (i) growing number of illicit ammunition manufacturers and (ii) strict regulations on the supply and trade of ammunition.

Further, illicitly manufactured ammunition is a major threat to the security of countries around the world. According to the UN Office of Disarmament Affairs, more than 80% of ammunition trade seems to remain outside of reliable export data. Expert groups monitoring United Nations arms embargoes noted years ago that the lack of basic accountability systems was a factor in the diversion of ammunition. National security anonymity requirements render the global illicit ammunition tracing initiatives ineffective.

We intend to provide a solution to the many challenges within the ammunition market.

Competition

The Company believes there are competitors in this market providing limited solutions to the challenges the Company intends to solve.

For instance, The Education Fund to Stop Gun Violence (“EFSGV”) has focused on Microstamping. EFSGV states that Microstamping is a ballistics identification technology that allows law enforcement officers to quickly link cartridge cases found at crime scenes to the firearm from which they were discharged. It starts with a firearm that has microscopic identification codes engraved into the gun’s firing pin. When the gun is fired, these codes are stamped onto each cartridge case. These codes correspond with the firearm’s serial number, allowing law enforcement to match spent cartridge casings to a specific firearm in a manner similar to how law enforcement can use a license plate to quickly identify the make, model, VIN, and registered owner of a car. However, we believe this only addresses one aspect of the challenge of ammunition traceability.

Intellectual Property

The Company is seeking to protect its developed intellectual property through patent protection. The following table summarizes the status of our patent protection:

Mark/Country	International Class	Serial NO. Filing Date	Registration No. Registration Date	Status
65/541,504 United States			August 4, 2017	Patent pending

European Patent Application 18841435.3 in the name of The Bullet ID Corporation

Employees

The Company currently has 2 full-time employees based in Canada.

Government Regulation

As of August 15, 2022 there are no specific regulations governing the ammunition tracking.

Litigation

On March 29, 2019, a claim was commenced against the Company by a previous consultant for breach of contract. It is expected this proceeding will be resolved via settlement negotiation.

The Company’s Property

The Company leases office space at 1018 Finch Avenue West, Toronto Ontario.

We believe that our existing facilities are suitable and adequate to meet our current business requirements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion includes information from the audited financial statements for the year ended December 31, 2021, compared to the year ended December 31, 2020. All references to $ amounts are stated in Canadian Dollars, unless otherwise noted.

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

The Bullet ID Corporation has created an authenticated ammunition tracking system. The Company owns machines and proprietary software that work together to laser-etch a unique bar code onto the brass cartridge case of a bullet. The Company intends to sell its machines and proprietary software to ammunition manufacturers, law enforcement and the military. The Company aims to be the leader in ammunition tracking. To date, the Company has not generated any revenues.

Results of Operations

Year ended December 31, 2021, Compared to Year ended December 31, 2020

Revenues

The Company’s revenues for the year ended December 31, 2021, were $0 compared to $0 for the year ended December 31, 2020. During these periods the Company was primarily focused on research and development.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2021, were $957,987 compared to $1,973,371 for the year ended December 31, 2020. The 51% decrease was primarily due to the impairment of an intangible asset. Specifically, the intangible asset represents ammunition tracking software acquired from a third party. During 2021 a new software technology became available that management expects to use instead of the technology encompassed in the existing intangible assets. Thus, the Company determined that the existing software was impaired.

Operating expense consist of: (i) professional fees, (ii) salaries and benefits, (iii) research and development, (iv) inventory write downs, (v) impairment of intangible assets, (vi) advertising and (vii) travel to name a few. For the year ended December 31, 2021, the Company’s professional fees amounted to $339,688 compared to $149,014 for the year ended December 31, 2020. The increase was due to legal fees and technical consulting fees. In addition, for the year ended December 31, 2021, the Company spent $74,652 on advertising and promotion. Comparatively, for the year ended December 31, 2020, the Company spent $4,564 on advertising and promotion. The increase of approximately $70,000 was due to spending on video content and branding.

Net Income

As a result of the foregoing, the Company realized a net loss of $1,002,049 for the year ended December 31, 2021, compared to net loss of $1,884,160 for the year ended December 31, 2020.

Liquidity and Capital Resources

As of the date of this Offering Circular, the Company has not generated any revenues from operations. As of December 31, 2021, the Company had cash of $265,134 compared to $16,045 for the year ended December 31, 2020. The increase can be attributed to cash proceeds from financing activities including the issuance of new common shares and units. During the next twelve months, the Company intends to fund its operations with the proceeds in this Offering.

Historically, the Company has been funded through investor financing and support of the Company founders. The Company has incurred and accumulated deficit of $5,843,729 as of December 31, 2021, and anticipated additional deficits for the foreseeable future. We believe this offering under Regulation A will provide sufficient financing for the Company to undertake its planned operations until the Company is able to begin generating revenues.

Recent offerings of Securities and Outstanding Debt

Subsequent events (January 1, 2022, to August 12, 2022)

From February 16, 2022, to June 23, 2022, the Company issued 1,600,000 common shares for a total of $180,000. 800,000 of the 1,600,000 common shares were issued for $0.125 per share and the second 800,000 were issued for $0.10 per share. The Company relied on Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”). The Company used the proceeds from that offering for general operations.

From February 16, 2022, to August 12, 2022, the Company issued 1,954,000 units at a price of $0.25 per unit for a total of $488,500. Each unit comprised of one common share and one half of one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at an exercise price of $0.40 per share for a period of two years. The Company relied on Section 4(a)(2) of the Securities Act. The Company used the proceeds from that offering for general operations.

From January 10, 2022, to June 23, 2022, the Company settled $186,250 of debt through the issuance of the following:

●	221,000 common shares were issued for $0.25 per share for a total of $55,250 of the $186,250 debt owed.

●	524,000 units, at a price of $0.25 per unit for a total of $131,000 of the $186,250 debt owed. Each unit comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at an exercise price of $0.40 per share for a period of two years.

○	144,000 units were issued to the CTO of the Company.

The Company relied on Section 4(a)(2) of the Securities Act. The company used the proceeds from that offering for the settlement of a debt obligation.

On June 2, 2022, $200,000 in convertible debentures issued during the year ended December 31, 2021, were converted into 1,191,616 units. Each unit comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at an exercise price of $0.40 per share for a period of two years.

On July 28, 2022 a conversion of warrants occurred, resulting in the issuance of 67,900 shares of Common Stock. The shares of Common Stock were issued at $0.06 USD and the Company received $4,074. The Company relied on Section 4(a)(2) of the Securities Act. The Company used the proceeds from that offering for general operations.

Year ended December 31, 2021:

From January 1, 2021, to December 31, 2021, the Company issued $200,000 in convertible debentures. The Company relied on Section 4(a)(2) of the Securities Act. The Company used the proceeds from that offering for general operations. As noted above, the convertible debentures were converted on June 2, 2022, into 1,191,616 units. Each unit comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at an exercise price of $0.40 per share for a period of two years.

On February 25, 2021, the Company issued 200,000 common shares at $0.10 per share to Vincent Couce as settlement of a loan payable in the amount of $20,000. The loan was made by Gonzalo Couce to the Company. Gonzalo Couce instructed the Company to pay the settlement amount of 200,000 common shares to Vincent Couce.

On May 10, 2021, the Company received $200,000 in connection with 800,000 units at $0.25 per unit issued to subscribers subsequent to the year- end, to Sethu Raman, a Director of the Company. Each unit consists of one common share and one common share purchase warrant, with each warrant exercisable into one common share for a period of 24 months at an exercise price of $0.40. The Company relied on Section 4(a)(2) of the Securities Act. The Company used the proceeds from that offering for general operations.

From May 27, 2021, to November 12, 2021, the Company issued 2,455,990 units in a private placement, of which 2,218,020 units were issued for cash at $0.25 per unit and 237,970 were issued for services valued at $0.25 per unit. 72,000 out of 2,455,990 units were issued to the CTO of the Company. 71,190 out of 2,455,990 units were issued to a director of the Company. Each unit consists of one common share and one common share purchase warrant, except for 71,190 units of the 2,455,990 units issued consisted of one common share and one half of a common share purchase warrant, with each warrant exercisable into one common share for a period of 24 months at an exercise price of $0.40. The proceeds from issuance of units were allocated between common shares and warrants. $366,973 was allocated to warrants and $247,025 was allocated to share capital. The Company relied on Section 4(a)(2) of the Securities Act. The Company used the proceeds from that offering for general operations.

Year ended December 31, 2020:

From January 22, 2020, to March 5, 2020, the Company raised $230,000 by issuing 2,300,000 common shares in a private placement at $0.10 per share. 1,000,000 out of 2,300,000 common shares were issued to Sethu Raman, a Director of the Company. The Company relied on Section 4(a)(2) of the Securities Act. The Company used the proceeds from that offering for general operations.

On January 22, 2020, and February 26, 2020, 1,379,439 common shares were issued for proceeds received of $128,620 from the year ended December 31, 2018, from Richard Senechal, a Director of the Company and $1,500 from the year ended December 31, 2019. The Company relied on Section 4(a)(2) of the Securities Act. The Company used the proceeds from that offering for general operations.

On September 4, 2020, to settle $229,031 in accrued salaries and $40,035 in amounts due to Bruce Lewis, Director and Chief Executive Officer of the Company, 2,690,066 common shares were issued at $0.10 per share.

On October 7, 2020, to settle $110,000 in accrued salaries owed to Greg Sullivan, previous Chief Executive Officer of the Company, 1,100,000 common shares were issued at $0.10 per share.

On October 7, 2020, to settle $188,166 in accounts payable owed to Robert Pence, a consultant, 1,881,660 common shares were issued at $0.10 per share.

On October 7, 2020, to settle $21,114 in accounts payable owed to Abdul-Kareem Younis, an employee of the Company, 211,114 common shares were issued at $0.10 per share.

On October 7, 2020, to settle $21,580 in accounts payable owed to Tatiana Trofimova, an employee of the Company, 215,580 common shares were issued at $0.10 per share.

On October 7, 2020, to settle $37,615 in accounts payable owed to Gonzalo Couce, a consultant, 376,150 common shares were issued at $0.10 per share.

On February 25, 2020, $10,000 was received during the year in connection with 100,000 common shares to be issued to subscribers. The Company relied on Section 4(a)(2) of the Securities Act. The Company used the proceeds from that offering for general operations.

Indebtedness

On October 7, 2020, the Company and Greg Sullivan, a previous officer of the Company, entered into a loan agreement in the amount of $1,982. The loan is non-interest bearing, unsecured and due on demand.

On December 16, 2020, the Company and Richard Senechal, an officer of the Company, entered into a loan agreement in the amount of $3,000. The loan is non-interest bearing, unsecured and due on demand.

During 2020, $80,000 in consulting services were performed for the Company.

As of December 31, 2021, the Company had a lease liability for a premises lease (carrying value of $62,818) with interest at a rate of 10% per annum, maturing in December 2023. The lease liability is payable in monthly instalments of $3,400. As of December 31, 2021, the Company has a balance of $73,681.

During the year ended December 31, 2019, the Company issued Convertible Unsecured Subordinated Debentures in three tranches of $150,000 originally maturing on December 1, 2019, $50,000 and $100,000 maturing on August 1, 2020, with an aggregate principal of $300,000 bearing interest at 10% per annum. During the year ended December 31, 2021, the debenture holders did not exercise their option to convert or demand for repayment and have agreed to extend the maturity date until December 31, 2025.

During the year ended December 31, 2020, the Company issued, to the Chief Executive Officer of the Company, additional Convertible Unsecured Subordinated Debentures in two separate tranches of $16,950 and $110,000 maturing on July 27, 2025, and October 29, 2025 respectively. These convertible debentures bear interest at a rate of 8% per annum. The debenture holders have an option to convert each debenture into one unit for the purpose of conversion at a conversion price of $0.10 per unit. Each unit entitles the holder to one common share and one half of a warrant to acquire a common share of the Company at $0.15. The share purchase warrant expires from July 27, 2025, to October 29, 2025.

During the year ended December 31, 2021, the Company issued two additional unsecured convertible debentures of $100,000 each both maturing on May 19, 2022. These convertible debentures bear interest at a rate of 8% per annum. The debenture holders have an option to convert each debenture into one unit for the purpose of conversion at a conversion price equal to a 20% discount to their subscription price subject to a maximum of $0.25 per unit. Each unit entitles the holder to one common share and one half of a warrant to acquire a common share of the Company at $0.40. These convertible debentures were converted into 1,191,616 units. Each unit comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at an exercise price of $0.40 per share for a period of two years

The Company has applied for, and received, governmental assistance related to the COVID-19 pandemic. The Canada Emergency Business Account (CEBA) bears interest at 0% per annum, with no principal repayments required until January 1, 2024. The Company was advanced $60,000 during the year ended December 31, 2020. If 67% of the loan $40,000 is repaid by December 31, 2023, the remaining balance of the loan $20,000 will be forgiven. Balances thereafter bear interest at the rate of 5% per annum, payable monthly. The present value of the loan of $46,817 was discounted using a rate of 5% and has been classified under non-current liabilities as there is no reasonable assurance that the Company will meet the repayment conditions. During the year ended December 31, 2020, the discount on the government loan payable has been accounted for under other income as government assistance amounting to $13,183. Interest expense on government loan payable amounted to $2,467 for the year ended December 31, 2021. The balance is due in full on December 31, 2025.

Going Concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is in the start-up stage and as such no revenue has been generated from its operations. At December 31, 2021, the Company’s current liabilities exceeded its current assets by $979,654 and as of that date, there was an accumulated deficit of $5,843,729 The Company’s ability to continue as a going concern is dependent upon completion of the development of its bullet identification process, successful marketing launch of its products and obtaining adequate financing from third parties and related parties to finance its ongoing operations. There is no assurance that the Company will be successful at these initiatives. These material uncertainties may cast significant doubt about the Company’s ability to continue as a going concern. These financial statements do not reflect any adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable operations or obtain adequate financing.

Plan of Operations

Bullet ID intends to lead the market in ammunition supply chain solutions and technology. As part of its plan of operations, the Company intends to execute the following milestones over the course of the next 12 months:

●	Software Development

	○	Advance the level of functionality and integration of our supply chain solution, including the mobile app

●	Product Development

	○	Improve throughput and incorporate new technologies in the packaging process (Such as RFID for packaging, more resilient marking for ammunition rounds).

●	Hire

	○	Develop Sales Teams

	○	Develop Marketing Teams

●	Marketing roll out

	○	Develop market awareness of the Bullet ID products via marketing strategies such as website and digital marketing, press releases, social media and tradeshows, including communication and joint marketing with technology partners and their channels

Trend Information

We believe that Bullet ID is poised to be the leader in the ammunition tracking market.

The most prominent factors that drive the ammunition tracking market growth are the following:

●	To achieving more effective global ammunition traceability and meet national security needs.

●	The desire to improve safety.

●	Real time reverse tracking of unauthorized scanning/software use

●	Secure real-time forensic data and quantitative performance analytics

●	Verifiable Identity credentials platform

The global small caliber ammunition market size was USD 8,140.0 million in 2019 and is projected to reach USD 8,808.9 million by 2027, exhibiting a CAGR of 1.72% during the forecast period.

On balance, we believe that Bullet ID is poised to be a leader in the ammunition tracking market.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of December 31, 2021, the Company’s executive officers and directors are as follows:

Name	Position	Age	Term of Office (Date of Appointment)	Approximate hours per week
Executive Officers
Bruce Lewis	CEO, President Founder	82	December 2016	50
Cristian Talle	CTO	48	November 2018	50
Tatiana Trofimova	CAO	55	December 2016	50

Directors
Sethu Raman	Director	82	December 2020
Peter Breuer	Chairman, Corporate Secretary, Director	70	July 2017
Michael Capombassis	Director	55	May 2021
Bruce Lewis	Director	82	December 2016
Richard Senechal	Director	67	July 2020

Bruce Lewis, Chief Executive Officer, President, Founder

Mr. Lewis is the Founder of Bullet ID; a serial entrepreneur including introduction of UPC codes in Canada. In 1979, having been in the food service business for many years, Mr. Lewis realized that there was an opportunity to create bar codes as a new, reliable and immediate way of identifying products. In 1980, he became part of the team that implemented the Universal Bar Code (UPC) that is today seen in supermarkets around the world. In conjunction with the first bar code printer, Bruce introduced his first customer, Loblaw, a national Canadian grocery chain, to the code identification system in the meat department, vegetable department and bakery departments of its supermarkets.

In 1993, Bruce was granted the rights to a new code called PDF-417, a 3D Dimensional bar code with a 13-digit alpha numerical combination which has more than 10 trillion combinations. By adding another digit, over 25 trillion combinations can be created, with unlimited, inexpensive storage in the cloud. Subsequently, Mr. Lewis formed a company known as The Tracker Corporation of America for which he was the Chief Executive Officer. Through a proprietary system created by Mr. Lewis, Tracker Corporation’s bar code readers and bar-coded identification labels identified the owners of lost or stolen property. The Tracker service was global in reach through the installation of computers within police departments. The most successful recoveries were bicycles, suitcases, etc. Bruce is a member of the International Association of Chiefs of Police (IACP).

Cristian Talle, Chief Technical Officer

Cristian brings extensive experience in designing, implementing and integrating enterprise software for various industries including Healthcare, VoIP, Insurance and Real Estate. He worked for over 20 years as an independent software consultant for large companies such as Agfa Healthcare, Allstream, Shred-It, MIPS and Munich-Re.

A creative thinker, Cristian participated as co-founder and technical lead in several technology startups. As of 2017 Cristian dedicated his time to study and apply blockchain technology. Cristian was co-founder in 2017 of Real-Block Inc., a blockchain based platform for identity and process management for Real Estate regulators which was acquired in 2018, also co-founder and Chief Innovation Officer at Centrys Inc. from 2018 to 2019 where he led the research and implementation of Spiro - a permissioned enterprise blockchain stack and performed extensive research in the field of Decentralized Identity Management and related technologies.

Tatiana Trofimova, Chief Administrative Officer

Tatiana is a multifaceted professional with two decades of progressive responsibility in operations and administration management. Transitioning to the private sector from senior Ministry of Labour posts, Tatiana has provided admin and operations leadership in Bruce Lewis’ ventures since 2003. Since becoming the first employee at Bullet ID, Tatiana has dedicated herself to nurturing organizational excellence and stakeholder cohesion, both within the firm and with key partners.

Peter Breuer, Chairman of the Board, Corporate Secretary, Director

Peter has over 40 years of experience in the Financial Services Insurance sector, 20 of those years in executive leadership roles focusing on Business Development and Sales. Pete has unique experience in this sector as he has held leadership positions in the Agency channel, (Allstate) (2007 – 2013), the Direct channel (Belairdirect) (1993-2002) and the Broker Channel (Cowan Insurance Brokers) (2002-2006). In addition, Pete was an officer in two large insurance brokers in Ontario, where he successfully introduced new programs, increasing revenues.

Sethu Raman, Director

Dr. K.Sethu Raman is a serial mine finder and a successful entrepreneur with more than 46 years of international experience in all phases of exploration, mine development, acquisitions and operations as well as experience in financial and legal areas. Currently focussed on investing in startup companies like Bullet ID.

As President and CEO of Holmer Gold Mines Ltd (1985-2004) and Director and Advisor to Lake Shore Gold Corp (2004-2016), Dr. Raman has been the driving force behind the discovery and development of the Timmins West Gold mine which was sold to Tahoe Resources Inc for $945 M. Dr. Raman previously spent 13 years in executive positions with Campbell Chibougamau Mines/Campbell Resources and the Royex Gold Mining Group of companies which were sold to Home Stake Mining (now Barrick Gold) and Patino Mining Corp.

Mike Capombassis, Director

Mike has been the President of Bristol Gate Capital Partners since 2014. He brings two decades of experience with him including 15 in New York with RBC and Bank of America Merrill Lynch. Prior roles include Head & Managing Director of Global Equity Sales at Merrill Lynch Canada and U.S. Desk Head/Canadian Equity Sales at Merrill Lynch in New York. Mike brings a core belief and passion for dividend growth investing from his experience in the institutional equities business globally with both RBC and Merrill Lynch.

Richard Senechal, Director

Richard was interim President & CEO of Bullet ID Corporation from 2020-2021; and a principal in Bredonmore Capital Solutions Inc. (2017-Present); and Corp Secretary, TT7 Inc. (2018-Present). Prior roles include DUCA Financial Credit Union CEO/President (2012-2016); Director, Corp Officer (1982-2012) and director of Mortgage Company of Canada Inc., a private equity mortgage corp. In addition to executive leadership, governance and risk management in regulated financial markets, Richard also brings the over 25 years’ experience in serial entrepreneur and operator.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Bruce Lewis	Chief Executive Officer	$14,000 Consulting fees	N/A	$14,000

Cristian Talle	Chief Technical Officer	$60,000 consulting fees	$18,000 for 72,000 units with each unit consisting of one common share and one common share purchase warrant	$72,000

Tatiana Trofimova	Chief Administrative Officer	$47,256 – Employment income	N/A	$47,256

For the fiscal year ended December 31, 2021, we paid our directors as a group $0. There are 5 directors in this group.

Share based compensation

Options: The Company has adopted a stock option plan pursuant to which options may be granted to directors, officers, employees, and consultants of the Company to a maximum of 20% of the issued and outstanding. These options vest 33% per year over three years. The number of exercisable options is 2,605,000 (1,736,666 - December 31, 2020). The remaining contractual life of the outstanding options as at December 31, 2021 was 1.48 years (December 31, 2020 - 2.48 years).

Warrants: During the year ended December 31, 2021, the Company issued 2,420,395 units in a private placement of $0.25 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share for a period of 24 months at an exercise price of $0.40, except for 71,190 of the units consisted of one common share and one half of a common share purchase warrant. The fair value of these warrants were calculated using the Black-Scholes pricing model with the assumptions of a share price of $0.25, risk-free interest rate ranging from 0.33% to 1%, 0% expected dividend yield, 2 years expected life and 100% volatility.

The remaining contractual life for the outstanding warrants as at December 31, 2021 is 1.55 years (0.37 years in 2020).

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2021, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities or having the right to acquire those securities. The table assumes that all options and warrants have vested. The Company’s voting securities include all shares of its limited liability company interests, designated as “Common Shares”.

Beneficial owner	Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Bruce Lewis	Common shares		19,225,066 Common Shares - voting	N/A	29.2%

The column “Percent of Class” includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Year ended December 31, 2021

From September 2021 to December 2021, $14,000 in consulting fees was paid to a company owned by Bruce Lewis, a Director of the Company.

Amounts due to Bruce Lewis, a director amounted to $43,537 as at December 31, 2021.

Year ended December 31, 2020

Amounts due from Bruce Lewis, a director of the Company, amounted to $20,525 as at December 31, 2020.

On September 4, 2020, to settle $229,031 in accrued salaries and $40,035 in amounts due to Bruce Lewis, Director and Chief Executive Officer of the Company, 2,690,066 common shares were issued at $0.10 per share.

To settle $110,000 in accrued salaries owed to Greg Sullivan, previous Chief Executive Officer of the Company, 1,100,000 common shares were issued at $0.10 per share.

From July 2020 to December 2020, the Company issued $126,950 in convertible debentures to Richard Senechal, a Director of the Company.

On January 22, 2020, 1,000,000 common shares at $0.10 per share were issued to Sethu Raman, a Director of the Company in a private placement.

On January 22, 2020, and February 26, 2020, 1,379,439 common shares were issued for proceeds received of $128,620 from the year ended December 31, 2018 from Richard Senechal, a Director of the Company and $1,500 from the year ended December 31, 2019.

During the 2020 year, the Company paid salaries and benefits to its Bruce Lewis and Greg Sullivan, Chief Executive Officer and co-Chief Executive Officer in the amount of $39,210 each, included in salaries and benefits. $128,883 was included in accounts payable and accrued liabilities representing the amounts owed to management.

SECURITIES BEING OFFERED

General

The Company and selling shareholders are offering up to 52,000,000 shares of Common Stock in this Offering at a price of $1.00 per share. The Company is authorized to issue an unlimited amount of Common Stock, no par value. As of August 15, 2022, 71,338,511 share of Common Stock have been issued. The terms of the Company’s Common Stock are outlined below.

In addition, the Company is authorized to issue an unlimited number of Class A Preferred Shares and an unlimited number of Class B Preferred Shares. As of August 15, 2022, 0 Class A Preferred Shares are issued and outstanding and 0 shares of Class B Preferred Shares are issued and outstanding.

Terms of the Company’s Authorized Classes of Capital Stock

Common Stock

Each holder of our Common Stock is entitled to one vote for each share owned of record on all matters voted upon by shareholders. In the event of a dividend distribution declared by the Company, each holder of Common Stock is entitled to receive their applicable dividend distribution. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Class A Preferred Shares

Each holder of our Class A Preferred Shares is entitled to one vote for each share owned of record on all matters voted upon by shareholders,

Each year, holders are entitled to receive non-cumulative dividends in such amount as may be determined by the directors, not exceeding 12% per annum of the redemption price for such shares, payable on such terms as declared by the directors of the Company in their sole discretion.

In the event of a liquidation, dissolution or winding-up of the Company, the holders of Class A Preferred Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Each holder of one or more Class A Preferred Stock may demand that the Company redeem all or any of the said shares registered to them.

The holders of Class A Preferred Stock shall be entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company.

Class B Preferred Shares

Each holder of our Class B Preferred Shares is entitled to one vote for each share owned of record on all matters voted upon by shareholders,

Each year, holders are entitled to receive non-cumulative dividends in such amount as may be determined by the directors, not exceeding 13% per annum of the redemption price for such shares, payable on such terms as declared by the directors of the Company in their sole discretion.

In the event of a liquidation, dissolution or winding-up of the Company, the holders of Class B Preferred Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Each holder of one or more Class B Preferred Stock may demand that the Company redeem all or any of the said shares registered to them.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

The Company will be required to make annual and semi-annual filings with the SEC. The Company will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. The Company will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. The Company will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. The Company will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which it will only be able to do if it has less than 300 shareholders of record and have filed at least one Form 1-K.

Relaxed Ongoing Reporting Requirements

If the Company becomes a public reporting company in the future, the Company will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which the Company refers to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as the Company remains an “emerging growth company”, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If the Company becomes a public reporting company in the future, the Company expects to take advantage of these reporting exemptions until it is no longer an emerging growth company. The Company would remain an “emerging growth company” for up to five years, although if the market value of the Company’s Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, the Company would cease to be an “emerging growth company” as of the following December 31.

If the Company does not become a public reporting company under the Exchange Act for any reason, it will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, the Company will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and the Company’s shareholders could receive less information than they might expect to receive from more mature public companies.

The Company may supplement the information in this Offering Circular by filing a Supplement with the SEC. The Company hereby incorporate by reference into this Offering Circular all such Supplements, and the information on any Form 1-K, 1-SA or 1-U filed after the date of this Offering Circular.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

THE BULLET ID CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(Stated In Canadian Dollars)

THE BULLET ID CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(Stated In Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The Bullet ID Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of The Bullet ID Corporation (the “Company”) as of December 31, 2021 and 2020, the related statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with the International Financial Reporting Standards.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no revenue, incurred operating losses and negative cash flows from operations. The Company also had a net working capital deficiency and an accumulated deficit as at December 31, 2021 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ SRCO Professional Corporation

We have served as the Company’s auditor since 2021	CHARTERED PROFESSIONAL ACCOUNTANTS
Richmond Hill, Ontario, Canada	Authorized to practice public accounting by the
June 23, 2022	Chartered Professional Accountants of Ontario

THE BULLET ID CORPORATION
Statements of Financial Position
As at December 31, 2021 and 2020
(Stated In Canadian Dollars)

	2021	2020

ASSETS

CURRENT
Cash	$265,134	$16,045
Investment tax credits receivable (note 5)	-	113,511
Inventory (note 6)	-	59,491
Prepaid expenses	1,785	1,834
Government assistance receivable (note 18)	-	7,774
Advances to director (note 10)	-	20,525

Total Current Assets	266,919	219,180

NON-CURRENT
Furniture and equipment (note 7)	3,892	3,319
Rent deposit	1,050	1,050
Right-of-use asset (note 8)	62,818	40,656

Total	$334,679	$264,205

Going concern (note 2)

Contingent liability (note 23)

Subsequent events (note 24)

The accompanying notes are an integral part of these financial statements.

THE BULLET ID CORPORATION
Statements of Financial Position
As at December 31, 2021 and 2020
(Stated In Canadian Dollars)

	2021	2020

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT
Accounts payable and accrued liabilities	$970,278	$1,016,604
Loans payable to related parties (note 10)	5,045	4,982
Current portion of lease liabilities (note 13)	35,008	38,037
Advances from director (note 10)	43,537	-
Convertible debentures (note 14)	192,705	-
Loan payable (note 15)	-	20,000

Total Current Liabilities	1,246,573	1,079,623

NON-CURRENT
Lease liabilities (note 13)	38,673	6,716
Government loan payable (note 17)	51,823	49,356
Deferred income taxes (note 12)	28,693	40,941
Deposit	18,701	-
Convertible debentures (note 14)	325,967	385,967

Total Liabilities	1,710,430	1,562,603

SHAREHOLDERS’ DEFICIT
Share capital (note 11)	3,269,099	3,002,074
Common shares subscribed	210,000	10,000
Stock option reserve	142,282	134,703
Warrants and other reserves	846,597	396,505
Accumulated deficit	(5,843,729)	(4,841,680)

Total Shareholders’ Deficit	(1,375,751)	(1,298,398)

Total Liabilities and Shareholders’ Deficit	$334,679	$264,205

The accompanying notes are an integral part of these financial statements.

THE BULLET ID CORPORATION
Statements of Operations and Comprehensive Loss
For the years ended December 31, 2021 and 2020
(Stated In Canadian Dollars)

	2021	2020

REVENUE	$-	$-

EXPENSES
Professional fees	339,688	149,014
Salaries and related benefits	135,729	298,172
Research and development	74,952	-
Inventory write-downs (note 6)	186,125	291,811
Impairment of intangible asset (note 9)	-	959,723
Advertising and promotion	74,652	4,564
Office and general	56,139	30,680
Automobile and travel	27,012	38,007
Consulting fees	16,860	127,798
Occupancy costs	13,425	4,400
Share-based compensation (note 16)	7,579	27,617
Foreign exchange (gain) loss	(7,175)	5,411
Depreciation of furniture and equipment (note 7)	1,592	1,326
Amortization of right-of-use asset (note 8)	31,409	34,848

	957,987	1,973,371

LOSS BEFORE UNDERNOTED ITEMS	(957,987)	(1,973,371)

OTHER EXPENSES (INCOME)
Investment tax credits	-	(113,511)
Government assistance (note 18)	(20,720)	(20,957)
Other income (note 20)	-	(13,600)
Gain on extinguishment of convertible debentures (note 14)	(15,879)	-
Finance costs (note 19)	92,909	49,223

	56,310	(98,845)

LOSS BEFORE INCOME TAXES	(1,014,297)	(1,874,526)

INCOME TAXES (RECOVERY) EXPENSES (note 12)
Income taxes - deferred	(12,248)	9,634

NET LOSS AND COMPREHENSIVE LOSS	$(1,002,049)	$(1,884,160)

BASIC AND DILUTED LOSS PER SHARE	(0.02)	(0.03)

AVERAGE WEIGHTED NUMBER OF COMMON SHARES	64,205,545	58,224,835

The accompanying notes are an integral part of these financial statements.

THE BULLET ID CORPORATION
Statements of Changes in Shareholders’ Deficit
For the years ended December 31, 2021 and 2020
(Stated In Canadian Dollars)

	Number of shares	Share capital	Common shares subscribed	Stock option reserve	Warrants and other reserves	Accumulated deficit	Total shareholders’ deficit

Balance, December 31, 2019	52,969,996	$1,998,412	$130,120	$107,086	$365,312	$(2,957,520)	$(356,590)

Net loss and comprehensive loss	-	-	-	-	-	(1,884,160)	(1,884,160)
Issuance of units under private placement (note 11)	1,379,439	130,120	(130,120)	-	-	-	-
Settlement of payables (note 11)	6,474,570	647,542	-	-	-	-	647,542
Issuance of common shares (note 11)	2,300,000	230,000	-	-	-	-	230,000
Share issue cost	-	(4,000)	-	-	-	-	(4,000)
Shares to be issued (note 11)	-	-	10,000	-	-	-	10,000
Issuance of convertible debentures (note 14)	-	-	-	-	31,193	-	31,193
Share-based compensations for options issued (note 16)	-	-	-	27,617	-	-	27,617

Balance, December 31, 2020	63,124,005	$3,002,074	$10,000	$134,703	$396,505	$(4,841,680)	$(1,298,398)

The accompanying notes are an integral part of these financial statements.

THE BULLET ID CORPORATION
Statements of Changes in Shareholders’ Deficit (cont’d)
For the years ended December 31, 2021 and 2020
(Stated In Canadian Dollars)

	Number of shares	Share capital	Common shares subscribed	Stock option reserve	Warrants and other reserves	Accumulated deficit	Total shareholders’ deficit

Balance, December 31, 2020	63,124,005	$3,002,074	$10,000	$134,703	$396,505	$(4,841,680)	$(1,298,398)

Net loss and comprehensive loss	-	-	-	-	-	(1,002,049)	(1,002,049)
Issuance of common shares to settle loan payable (note 11)	200,000	20,000	-	-	-	-	20,000
Issuance of units under private placement (note 11)	2,455,990	247,025	-	-	366,973	-	613,998
Shares to be issued (note 11)	-	-	200,000	-	-	-	200,000
Issuance of new convertible debentures (note 14)	-	-	-	-	18,582	-	18,582
Share-based compensations for options issued (note 16)	-	-	-	7,579	-	-	7,579
Extinguishment of convertible debentures (note 14)	-	-	-	-	64,537	-	64,537

Balance, December 31, 2021	65,779,995	$3,269,099	$210,000	$142,282	$846,597	$(5,843,729)	$(1,375,751)

The accompanying notes are an integral part of these financial statements.

THE BULLET ID CORPORATION
Statements of Cash Flows
For the years ended December 31, 2021 and 2020
(Stated In Canadian Dollars)

	2021	2020

OPERATING ACTIVITIES
Net loss and comprehensive loss	$(1,002,049)	$(1,884,160)
Adjustments for non-cash items:
Depreciation of furniture and equipment	1,592	1,326
Amortization of right-of-use asset	31,409	34,848
Share-based compensation	67,077	27,617
Deferred income taxes	(12,248)	9,634
Impairment of intangible asset	-	959,723
Accretion expense	31,703	8,230
Interest on lease liability	8,723	6,369
Discount on government loan	-	(13,183)
Interest on government loan	2,467	2,539
Gain on extinguishment of convertible debenture	(15,879)	-
Inventory write-downs	186,125	291,811
	(701,080)	(555,246)
Change in non-cash working capital items:
Decrease (increase) in investment tax credits receivable	113,511	(37,811)
Increase in inventory	(126,634)	(276,531)
Decrease in prepaid expenses	49	116,825
Decrease (increase) in government assistance receivable	7,774	(7,774)
Increase in deposit	18,701	-
(Decrease) increase in accounts payable and accrued liabilities	(46,326)	448,845
Decrease in rent deposit	-	3,400
	(734,005)	(308,292)

INVESTING ACTIVITIES
Purchase of equipment	(2,165)	-
Decrease (increase) in advances to director	20,525	(20,525)
	18,360	(20,525)

FINANCING ACTIVITIES
Proceeds from (repayment of) loans payable to related parties	63	(66,615)
Advances from director	43,537	-
Proceeds from loan payable	-	20,000
Repayment of lease liabilities	(33,366)	(40,800)
Increase in government loan payable	-	60,000
Proceeds from debentures	200,000	126,950
Issuance of share capital	554,500	230,000
Common shares subscribed	200,000	10,000
Share issuance costs	-	(4,000)
	964,734	335,535

NET INCREASE IN CASH, DURING THE YEARS	249,089	6,718
CASH, BEGINNING OF YEARS	16,045	9,327
CASH, END OF YEARS	$265,134	$16,045

NON-CASH INFORMATION:
Settlement of payables through issuance of shares	$-	$647,542
Extinguishment of convertible debentures	80,416	-
Addition of right-of-use assets due to modification of lease	53,571	-
Interest paid	-	-
Income taxes paid	-	-
Shares issued to repay loan payable	20,000	-

The accompanying notes are an integral part of these financial statements.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

1.	NATURE OF OPERATIONS

The Bullet ID Corporation (the “Company”) was incorporated under the Business Corporations Act of Ontario on December 23, 2016. The Company’s registered office and the principal place of business is located at 1018 Finch Avenue West, Suite 404, Toronto, Ontario, M3J 3L5, Canada.

The Company is in the business of authenticated ammunition tracking system and plans to sell its machines and proprietary software to ammunition manufacturers, law enforcement and military. The system utilizes a process to laser-etch a unique bar code on each brass cartridge case of a bullet. This provides the ultimate inventory tool for law enforcements, allowing the traceability of a round from the point of manufacturing to the point of delivery. The financial statements were approved by the Board of Directors and authorized for issue on June 23, 2022.

The outbreak of COVID-19 has resulted in governments enacting emergency measures including various public health and safety protocols, government restrictions and financial assistance. While vaccine supplies have become available, it is expected to take some time before herd immunity is reached. At the date of approval of these financial statements, it is still not possible to reliably estimate the effect of these developments as well as the impact on the financial results and condition of the Company in future periods. Management is monitoring these developments on the Company’s operations and is taking all steps to ensure that employees are following all public health and safety protocols.

2.	GOING CONCERN

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is in the start-up stage and as such no revenue has been generated from its operations. The Company has incurred significant operating losses and negative cash flows from operations during the current and previous years. At December 31, 2021, the Company’s current liabilities exceeded its current assets by $979,654 (2020 - $860,443) and as of that date, there was an accumulated deficit of $5,843,729 (2020 - $4,841,680). The Company’s ability to continue as a going concern is dependent upon completion of the development of its bullet identification process, successful marketing launch of its products and obtaining adequate financing from third parties and related parties to finance its ongoing operations. There is no assurance that the Company will be successful at these initiatives. These material uncertainties may cast significant doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

3.	STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and interpretations of the International Financial Reporting Interpretations Committee.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis Of Presentation

The financial statements have been prepared on a historical cost basis except for items disclosed herein at fair value. In addition, the financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b)	Functional and Presentation Currency

The Company’s functional and presentation currency is in Canadian dollars.

(c)	Inventory

Inventory includes ammunition packaging machine. Inventory is valued at lower of cost and net realizable value. Cost is determined using the first in first out method. Cost includes purchase price plus other costs in bringing the inventory to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

The Company periodically reviews the inventory to determine if product modifications, technology changes, and other factors hinder their ability to recover the inventories’ net realizable value. The Company’s assessment is based upon estimated future product demand and various other judgments and estimates. Inventory obsolescence reserves are recorded when such assessments reveal that portions or components of the Company’s inventory will not be realized in the ordinary course of business.

(d)	Furniture and Equipment

Furniture and equipment are stated at historic cost less any accumulated depreciation and impairment. Historic cost includes all costs directly attributable to the acquisition or construction of the assets. Depreciation on furniture and equipment is calculated using the declining balance method to amortize the initial cost to its residual value over the estimated useful life, as follows:

Furniture	20% declining balance
Computer equipment	30% declining balance

Useful lives, residual values and amortization methods are reviewed at the end of each reporting period, taking into consideration the nature of the assets, their intended use and technological changes. The carrying value of equipment is assessed annually for impairment for indicators that their carrying amounts may not be recoverable. An asset is impaired if its recoverable amount is lower than its carrying amount.

If there is an indication that an asset is impaired, the asset’s recoverable amount is determined as the higher of the asset’s fair value less cost of disposal and its value in use. An impairment loss is recognized immediately in comprehensive loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment losses is recognized in the statements of operations and comprehensive loss, limited to the carrying amount that would have been determined had no impairment losses been recognized in previous years.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(e)	Intangible Assets

An intangible asset is recognized when it is probable that the expected future economic benefits are expected to flow to the entity, the cost of the asset can be measured reliably and is identifiable.

Indefinite life intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, indefinite life intangible assets are carried at cost less any accumulated impairment losses.

An intangible asset is regarded as having an indefinite useful life when, based on all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the entity. Amortization is not provided for these externally acquired intangible assets, but they are tested for impairment annually at the same time every year and whenever there is an indication that the asset may be impaired. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount.

(f)	Government Assistance

The Company received the Canada Emergency Business Account (CEBA) loan as a means of financial assistance during the COVID-19 pandemic. The loan is partially forgivable. A forgivable loan from the government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan. Government grants relating to income are recognized as other income in the statement of operations and comprehensive loss when there is reasonable assurance that the Company will comply with the conditions attached to the grants and the grants will be received. When there is no reasonable assurance of compliance but the grants have been received, they are presented as a liability.

Government assistance relating to eligible expenses incurred that meets certain eligibility criteria, is accounted for as other income in the same period as the related expense is incurred when there is reasonable assurance of compliance or continued compliance with the conditions applicable to the assistance.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(g)	Critical Accounting Judgements and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. Actual outcomes could differ from these estimates.

The financial statements include estimates which, by their nature, are uncertain and are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and may affect both the period of revision and future periods. Information about critical accounting judgements in applying accounting policies that have the most significant risk of causing material adjustments to the carrying amount of assets and liabilities and recognized in the financial statements are discussed below:

i) Inventory

Management is required to assess whether a write-down of inventory is required in situations where the selling price of inventory is less than its cost.

ii) Useful lives of Furniture and Equipment, Intangible Assets and Right-of-use assets

The Company reviews the estimated useful lives of furniture and equipment, intangible assets and right-of-use assets at the end of each year. Management has determined no change in the useful lives.

iii) Lease liabilities

For the measurement of lease liabilities, management considers all factors such as residual value guarantee, incentive to exercise extension options, or not exercise termination options available in leasing arrangements. Extension options, or periods subject to termination options, are only included in the lease term if management determines it is reasonably certain to be extended or not terminated. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affect this assessment and that is within the control of the lessee.

iv) Fair value measurement of convertible instruments, stock options and warrants

Estimating fair value for convertible instruments, stock options and warrants requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument and the arrangement. This estimate also requires the determination of the most appropriate inputs to the valuation model including discount rate, the duration of instrument, volatility and dividend yield.

v) Impairment testing of non-financial assets
The Company reviews and tests the carrying value of non-financial assets annually and when events or changes in circumstances suggest that the carrying amount may not be recoverable. When such indicators exist, management determine the recoverable amount by performing value in use and fair value calculations. These calculations require the use of estimates and assumptions. When it is not possible to determine the recoverable amount for an individual asset, management assesses the recoverable amount for the cash generating unit to which the asset belongs. The value in use calculation is based on a discounted cash flow (“DCF”) model. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the other assumptions relating to growth rate and change in technology. These estimates are most relevant to the non-financial assets and intangibles with indefinite useful lives recognized by the Company.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(h)	Share-Based Compensation

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date counterparty renders the service. Equity-settled share-based payment transactions with employees are measured at the fair value of equity instruments granted at grant date.

(i)	Leases

Under IFRS 16, an entity recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Amortization is provided over to the end of the lease term at the undernoted rates and methods:

Right-of-use asset – Premises lease	Straight-line, lower of three years or period of lease

In addition, the right-of-use asset is periodically reduced by impairment losses, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the Company’s incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method. It is re measured when there is a change in future lease payments arising from a change in an index or a rate, if there is a change in the Company’s estimate of the amount to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. The Company did not make any such adjustments during the periods presented. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset, or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)	Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share, whereby all “in the money” stock options and share purchase warrants are assumed to have been exercised at the beginning of the period and the proceeds from their exercise are assumed to have been used to purchase common shares at the average market price during the period. When a loss is incurred during the period, basic and diluted loss per share are the same as the exercise of stock options and share purchase warrants is considered to be anti-dilutive.

(k)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

a) In the principal market for the asset or liability; and

b) In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(l)	Research and Development Costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:

	-	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

	-	Its intention to complete and its ability and intention to use or sell the asset

	-	How the asset will generate future economic benefits

	-	The availability of resources to complete the asset

	-	The ability to measure reliably the expenditure during development

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

Investment tax credits (“ITCs”) are recorded when qualifying expenditures are incurred and there is reasonable assurance that they will be realized. ITCs related to the acquisition of assets are deducted from the related assets with any amortization calculated on the net amount or deferred and amortized to income on the same basis as the related assets. ITCs related to current expenses are included in the determination of net income for the period.

(m)	Income Taxes

Income tax expense comprises current and deferred taxes. The Company recognizes income taxes currently payable or recoverable at tax rates that have been enacted or substantially enacted by the end of the year and deferred taxes on temporary differences between the carrying amounts of assets and liabilities and their tax bases and unused losses. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. Deferred tax assets are recognized to the extent that it is probable that there will be sufficient future taxable income against which to utilize the benefits of the deductible temporary differences or unused losses.

Unrecognized deferred tax assets are reassessed at each statement of financial position statement date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(n)	Share Capital

Consideration received on the sale of a share and share purchase warrant classified as equity is allocated, within equity, to their respective equity accounts on a reasonable basis. The Company has adopted the residual method for allocation. Under the residual method, one component being the common shares is measured first and the residual amount is allocated to the remaining component being warrants.

(o)	Financial Instruments

Financial assets comprise cash, advances to director and rent deposit. Financial liabilities comprise of accounts payable and accrued liabilities, loan payable, government loan payable, lease liabilities, convertible debentures, loans payable to related parties and advances from director.

Initial Recognition

The classification of a financial asset or liability is made at the time the instrument is initially recognized, namely when the Company becomes a party to the contractual provisions of the instrument. All financial instruments are initially measured at fair value, adjusted for transaction costs relating to those instruments not at fair value through profit or loss.

Subsequent Measurement

Subsequent to initial measurement at fair value, all financial instruments are measured either at amortized cost or fair value. All of the Company’s financial instruments were subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(o)	Financial Instruments (cont’d)

Convertible instruments including debentures are separated into liability and equity components based on the terms of the contract. On issuance of the convertible instruments, the fair value of the liability component is determined using a market rate for an equivalent non-convertible instrument. This amount is classified as a financial liability measured at amortized cost net of transaction costs until it is extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognized and included in equity. Transaction costs are deducted from equity. The carrying amount of the conversion option is not remeasured in subsequent years.

An exchange between an existing borrower and lender of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, shall be recognised in the statements of operations and comprehensive loss.

Impairment of Financial Assets

The Company’s financial assets are assessed for impairment based on the “expected credit loss” model using the simplified approach. No provision was required as at December 31, 2021 – refer Note 21 on credit risk.

(p)	Segmented Information

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has no revenue; all the Company’s assets are located, and the Company’s research, development and strategical planning operations are carried out, in Canada.

(q)	Foreign Currency Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of operations and comprehensive loss.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(r)	Recent Accounting Pronouncements Not Yet Adopted

The following is an overview of new or amended IFRS that are relevant to the Company in preparing its financial statements in future periods. Unless noted below, the Company is in the process of assessing the impact that the new and amended standards will have on its financial statements or determining whether to adopt in advance any of the new requirements. Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

The amendment clarifies that the classification of liabilities as current or non-current on the statement of financial position should be based on rights that are in existence at the end of the reporting period.

The effective date of the amendment is for years beginning on or after January 1, 2023. The amendment will align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability.

Classification will be unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and will make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The impact of this amendment is currently being assessed but the Company does not anticipate that it will have a material impact on the annual financial statements.

Disclosure of accounting policies: Amendments to IAS 1

IAS 1 was amended to require that only material accounting policy information shall be disclosed in the annual financial statements. The amendment will not result in changes to measurement or recognition of financial statement items, but management will undergo a review of accounting policies to ensure that only material accounting policy information is disclosed.

The effective date of the amendment is for years beginning on or after January 1, 2023. The impact of this amendment is currently being assessed.

Definition of accounting estimates: Amendments to IAS 8

The definition of accounting estimates was amended so that accounting estimates are now defined as “monetary amounts in the financial statements that are subject to measurement uncertainty.”

The effective date of the amendment is for years beginning on or after January 1, 2023. The impact of this amendment is currently being assessed.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

5.	INVESTMENT TAX CREDITS RECEIVABLE

Investment tax credits receivable represent the amounts claimable based on the Company’s estimate of qualifying research and development expenditures incurred. These amounts are subject to review and approval by the Canada Revenue Agency prior to receipt of the funds.

The Company is entitled to apply for investment tax credits for fiscal year ended December 31, 2021 and 2020. Company’s outside consultants are in the process of completing this return. As of the date of the audit report, 2021 investment tax credits are not available and have not been recorded in these financial statements. The Company has until June 30, 2023 to file and claim these credits.

	2021	2020

Opening balance	$113,511	$75,700
Proceeds from investment tax credits receivable	(113,511)	(75,700)
Additions	-	113,511

Closing balance	$-	$113,511

6.	INVENTORY

Inventory at the year-end consisted of one ammunition packaging machine. During the year ended December 31, 2021, the Company identified circumstances which would call for evaluation of the net realizable value. A new and improved technology became available that management expect to use instead of the technology encompassed in the existing inventory. Thus, the Company recognized an inventory write-down expense of $186,125 ($291,811 in 2020) during the year ended December 31, 2021.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

7.	FURNITURE AND EQUIPMENT

	Furniture	Computer equipment	Total

Cost
Balance as at December 31, 2020 and January 1, 2020	$1,042	$8,119	$9,161
Additions	-	2,165	2,165

Balance as at December 31, 2021	$1,042	$10,284	$11,326

	Furniture	Computer equipment	Total

Accumulated Depreciation
Balance as at January 1, 2020	$375	$4,141	$4,516
Depreciation for the year	133	1,193	1,326

Balance as at December 31, 2020	508	5,334	5,842
Depreciation for the year	107	1,485	1,592

Balance as at December 31, 2021	$615	$6,819	$7,434

	Furniture	Computer equipment	Total

Net book values:
At December 31, 2021	$427	$3,465	$3,892
At December 31, 2020	534	2,785	3,319

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

8.	RIGHT-OF-USE ASSET

Premises

Cost
Balance as at December 31, 2020 and January 1, 2020	$110,352
Addition due to modification of lease	53,571

Balance as at December 31, 2021	$163,923

Premises

Accumulated Depreciation
Opening balance as at January 1, 2020	$34,848
Amortization	34,848

Balance as at December 31, 2020	69,696
Amortization	31,409

Balance as at December 31, 2021	$101,105

Premises

Carrying value
At December 31, 2021	$62,818
At December 31, 2020	40,656

The average remaining lease term is 2 years (1.16 years in 2020). The maturity analysis of the lease liability is presented in note 13.

The lease for the premises was extended to December 2023 and the carrying amount of lease liability was remeasured due to the change in lease term resulting in the $53,571 increase in right-of-use asset.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

9.	INTANGIBLE ASSET

Intangible asset represents ammunition tracking system software acquired from a third party.

Cost
Opening balance as at January 1, 2020	$959,723
Impairment	(959,723)

Balance as at December 31, 2020	-
Addition	-
Impairment	-

Balance as at December 31, 2021	$-

The Company test the intangible asset for impairment annually and more often if an event occurs or circumstances change that indicate the fair value of a cash generating unit is below its carrying amount. The qualitative factors considered include, general macroeconomic conditions, industry and market conditions, cost factors, and other relevant entity-specific events.

During the year the Company identified circumstances which would call for evaluation of intangible asset impairment. A new and improved software technology became available that management expect to use instead of the technology encompassed in the existing intangible asset. Thus, the Company determined that the existing software is impaired.

10.	LOANS PAYABLE TO (RECEIVABLE FROM) RELATED PARTIES

Loan payable to a previous officer of the Company in the amount of $1,982 ($1,982 in 2020) is non-interest bearing, unsecured and due on demand. Loan payable to an officer of the Company in the amount of $3,063 ($3,000 in 2020) is non-interest bearing, unsecured and due on demand.

Loan payable to a director of the Company in the amount of $43,537 is non-interest bearing, unsecured and due on demand.

Advances to a director of the Company in the amount of $nil (2020 - $20,525) is non-interest bearing, unsecured and due on demand.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

11.	SHARE CAPITAL

Authorized an unlimited number of:
Common shares, no par value
Class A preferred shares, voting, redeemable, with non-cumulative dividends
Class B preferred shares, non-voting, redeemable, with non-cumulative dividends

	2021	2020

Issued:
65,779,995 Common shares (63,124,005 in 2020)	$3,269,099	$3,002,074

Year ended December 31, 2021:

The Company issued 200,000 common shares at $0.10/share as settlement of the loan payable (note 15).

The Company received $200,000 in connection with units issued to subscribers subsequent to the year- end.

The Company issued 2,455,990 units, of which 2,218,020 units were issued for cash at $0.25 per unit and 237,970 were issued for services valued at $0.25 per unit. Each unit consists of one common share and one common share purchase warrant, with each warrant exercisable into one common share for a period of 24 months at an exercise price of $0.40, except for 71,190 units consisted of one common share and one half of a common share purchase warrant. The proceeds from issuance of units were allocated between common shares and warrants. $366,973 was allocated to warrants and $247,025 was allocated to share capital (note 16).

Year ended December 31, 2020:

The Company raised $230,000 by issuing 2,300,000 common shares in a private placement at $0.10 per share.

1,379,439 common shares were issued for proceeds received of $128,620 from the year ended December 31, 2018 and $1,500 from the year ended December 31, 2019.

$647,542 of accounts payable was settled from the issuance of 6,474,570 common shares at $0.10 per share value based on the latest private placements.

$10,000 was received during the year in connection with 10,000 common shares to be issued to subscribers.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

12.	INCOME TAXES

The reconciliation of income taxes at Canadian statutory rate with the reported loss is as follows:

	2021	2020

Income tax recovery at statutory rate of 26.5% (26.5% in 2020)	$(268,789)	$(496,749)
Change resulting from the tax effect of:
Share-based compensation	2,008	7,319
Share issue costs	(4,217)	(4,217)
Other permanent differences	56,462	259,003
Effect of unused tax losses not recognized as deferred tax asset	202,288	244,278

Income tax provision - deferred	$(12,248)	$9,634

Deferred income taxes reflect the net tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2021	2020

Unrecognized deferred tax asset:
Non-capital losses carry forward	$1,097,096	$894,808

Deferred tax liability
Investment tax credits	-	(30,081)
Convertible debentures	(28,693)	(10,860)

As of December 31, 2021, management has assessed that it is not probable that there will be sufficient future taxable profit to recognize a deferred tax asset in relation to total losses available for carry forward. The Company has non-capital loss carryforwards of $4,139,985 available for which no deferred tax asset has been recognized in these financial statements. These non-capital losses expire as follows:

2036	$39,345
2037	401,511
2038	1,000,409
2039	1,013,566
2040	921,802
2041	763,352

$4,139,985

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

13.	LEASE LIABILITIES

	2021	2020
	$	$

Lease liability for a premises lease (carrying value of $62,818) with interest at a rate of 10% per annum, maturing in December 2023, repayable in monthly instalments of $3,400	73,681	44,753
Less: current portion	(35,008)	(38,037)

Balance, end of year	38,673	6,716

Interest expense related to lease liability for the year amounted to $8,723 ($6,369 in 2020).

Lease liabilities mature as follows:

$

2022	40,800
2023	40,800

Balance, end of year	81,600
Less: amount representing interest at 10%	(7,919)

73,681

The following are the amounts recognized in the statement of operations and comprehensive loss:

	2021	2020
	$	$

Amortization expense of right-of-use assets	31,409	34,848
Interest expense on lease liabilities	8,723	6,369
Expenses relating to short-term leases	13,425	4,400
Total cash outflow for leases	33,366	40,800

The Company has elected not to recognize right-of-use assets and lease liabilities for short- term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

14.	CONVERTIBLE DEBENTURES

During the year ended December 31, 2019, the Company issued Convertible Unsecured Subordinated Debentures in three tranches of $150,000 originally maturing on December 1, 2019, $50,000 and $100,000 maturing on August 1, 2020, with an aggregate principal of $300,000 bearing interest at 10% per annum. During the year ended December 31, 2021, the debenture holders did not exercise their option to convert or demand for repayment and have agreed to extend the maturity date until December 31, 2025. On the date when the maturity dates were extended, the original financial liability was extinguished and the new financial liability of $64,537 has been recognized with the difference between the carrying amounts of the financial liabilities of $15,879 recognized in the statements of operations and comprehensive loss.

During the year ended December 31, 2020, the Company issued additional Convertible Unsecured Subordinated Debentures in two separate tranches of $16,950 and $110,000 maturing on July 27, 2025 and October 29, 2025, respectively. These convertible debentures bear interest at a rate of 8% per annum. The debenture holders have an option to convert each debenture into one unit for the purpose of conversion at a conversion price of $0.10 per unit. Each unit entitles the holder to one common share and one half of a warrant to acquire a common share of the Company at $0.15. The share purchase warrant expires from July 27, 2025 to October 29, 2025.

During the year ended December 31, 2021, the Company issued two additional unsecured convertible debentures of $100,000 each both maturing on May 19, 2022. These convertible debentures bear interest at a rate of 8% per annum. The debenture holders have an option to convert each debenture into one unit for the purpose of conversion at a conversion price equal to a 20% discount to their subscription price subject to a maximum of $0.25 per unit. Each unit entitles the holder to one common share and one half of a warrant to acquire a common share of the Company at $0.40.

	2021	2020

Opening balance	$385,967	$293,227
New additions during the year	181,418	84,510
Add: accretion expense	31,703	8,230
Convertible debenture extinguishment	(80,416)	-

	$518,672	$385,967
Less: current	(192,705)	-

	325,967	385,967

The new convertible debentures were analyzed in accordance with the guidance provided under IFRS relating to the compound financial instruments. Debt element of those compound financial instruments was fair valued using a borrowing rate of 18%, based on management’s assessment of the borrowing rate on a similar instrument without equity feature. The residual amount of $18,582 ($31,193 in 2020) was allocated to equity.

Accordingly, during the year ended December 31, 2021, the Company recorded accretion expense and interest expense of $31,703 and $50,016 respectively ($8,230 and $32,085 in 2020).

15.	LOAN PAYABLE

Loan payable to a consultant of $20,000 was unsecured, non-interest bearing and due on demand. This amount was settled through the issuance of 200,000 common shares (note 11).

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

16.	SHARE-BASED COMPENSATION

a) Options

The Company has adopted a stock option plan pursuant to which options may be granted to directors, officers, employees, and consultants of the Company to a maximum of 20% of the issued and outstanding common shares. The stock options cannot be assigned or transferred.

A summary of outstanding and exercisable stock options is as follows:

	Exercise price	2021	2020

Expiry date
January 2, 2023	$0.13	180,000	180,000
January 2, 2023	$0.01	200,000	200,000
January 26, 2023	$0.13	100,000	100,000
May 14, 2023	$0.13	25,000	25,000
July 1, 2023	$0.13	1,500,000	1,500,000
October 22, 2023	$0.13	100,000	100,000
October 25, 2023	$0.13	500,000	500,000

Balance, end of year		2,605,000	2,605,000

These options vest 33% per year over three years. The number of exercisable options is 2,605,000 (1,736,666 in 2020). The remaining contractual life of the outstanding options as at December 31, 2021 is 1.48 years (2.48 years in 2020).

Stock option transactions are summarized as follows:

	2021		2020
	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options

Balance, beginning of year	$0.12	2,605,000	$0.12	2,605,000
Expired		-		-

Balance, end of year	$0.12	2,605,000	$0.12	2,605,000

The fair value of stock options granted and vested during the year ended December 31, 2021 were estimated using the Black-Scholes option pricing model that resulted in a stock based compensation of $7,579 ($27,617 in 2020) using the following weighted average assumptions:

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

16.	SHARE-BASED COMPENSATION (cont’d)

	2021		2020

Weighted average risk-free rate	2.00%		2.00%
Weighted average expected life of options (years)	5.00		5.00
Weighted average volatility	100.00%		100.00%
Dividend	Nil	%	Nil	%
Estimated forfeiture rate	Nil	%	Nil	%

b) Warrants

During the year ended December 31, 2021, the Company issued 2,455,990 units in a private placement of $0.25 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share for a period of 24 months at an exercise price of $0.40, except for 71,190 of the units consisted of one common share and one half of a common share purchase warrant. The fair value of these warrants were calculated using the Black-Scholes pricing model with the assumptions of a share price of $0.25, risk-free interest rate ranging from 0.33% to 1%, 0% expected dividend yield, 2 years expected life and 100% volatility.

Common share purchase warrant transactions are summarized as follows:

	2021		2020
	Weighted Average Exercise Price	Number of warrants	Weighted Average Exercise Price	Number of warrants

Balance, beginning of year	$0.10	4,323,817	$0.10	4,323,817
Issued	$0.40	2,420,395		-
Exercised		-		-
Expired	$0.15	(3,815,500)		-

Balance, end of year	$0.34	2,928,712	$0.10	4,323,817

The remaining contractual life for the outstanding warrants as at December 31, 2021 is 1.55 years (0.37 years in 2020).

No additional warrants were issued during the year ended December 31, 2020.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

17.	GOVERNMENT LOAN PAYABLE

The Company has applied for, and received, governmental assistance related to the COVID 19 pandemic. The Canada Emergency Business Account (CEBA) bears interest at 0% per annum, with no principal repayments required until January 1, 2024. The Company was advanced $60,000 in 2020. If 67% of the loan $40,000 is repaid by December 31, 2023, the remaining balance of the loan $20,000 will be forgiven. Balances thereafter bear interest at the rate of 5% per annum, payable monthly. The present value of the loan of $46,817 was discounted using a rate of 5% and has been classified under non current liabilities as there is no reasonable assurance that the Company will meet the repayment conditions. During the year ended December 31, 2020, the discount on the government loan payable has been accounted for under other income as government assistance amounting to $13,183 (see note 18). Interest expense on government loan payable amounted to $2,467 for the year ended December 31, 2021 ($2,539 in 2020). The balance is due in full on December 31, 2025.

18.	GOVERNMENT ASSISTANCE

The Government of Canada announced the Canada Emergency Rent Subsidy (“CERS”) and Canada Emergency Wage Subsidy (“CEWS”) for Canadian employers whose businesses were affected by the COVID-19 pandemic. The CERS provides a subsidy towards eligible rent expense, subject to certain criteria. The CEWS provides a subsidy towards eligible payroll expense, subject to certain criteria. Accordingly, the Company applied for CEWS and CERS to the extent it met the requirements to receive the subsidies during the year ended December 31, 2021 and $20,720 ($7,774 in 2020) was the total rent and payroll subsidy recognized in the statement of operations and comprehensive loss as government assistance at the time they are incurred.

During the year ended December 31, 2020, the discount on the government loan payable has been accounted for under other income as government assistance amounting to $13,183 (see note 17).

19.	FINANCE COSTS

	2021	2020

Interest on lease liabilities	$8,723	$6,369
Interest on convertible debentures	50,016	32,085
Accretion on convertible debentures	31,703	8,230
Interest on government loan	2,467	2,539

	$92,909	$49,223

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

20.	OTHER INCOME

In 2020, the Company has elected to utilize the practical expedient for all rent concessions that meet the criteria as a direct consequence of the COVID-19 pandemic. The practical expedient has been applied retrospectively, meaning it has been applied to all rent concessions that satisfy the following criteria:

a) The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

b) The reduction in lease payments affects only payments originally due on or before June 30, 2021;

c) There is no substantive change to other terms and conditions of the lease.

By applying the practical expedient, the Company is not required to determine a revised discount rate and the effect of the change in the lease liability is reflected in the statement of loss and comprehensive loss in the period in which the event or condition that triggers the rent concession occurs. The amount recognized in the statement of operations and comprehensive loss is a gain of $13,600 for the year ended December 31, 2020 (2021 - $NIL).

21.	CAPITAL MANAGEMENT, FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include capital management, fair value, credit risk, liquidity risk, interest rate risk and foreign currency risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)

Capital Management

The Company manages its capital to ensure that it will be able to continue to operate on a going concern basis. The capital structure of the Company consists primarily of loans payable to related parties and share capital. The Company manages its capital by regularly monitoring its current and expected liquidity requirements. The Company is not subject to any external imposed capital requirements.

(b)	Fair value

Cash is measured using level 1 on the fair value hierarchy. All other financial instruments are measured at level 3 of the fair value hierarchy.

(c)

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

21.	CAPITAL MANAGEMENT, FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont’d)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk by forecasting its financing needs and raising capital accordingly. Cash flow forecasts are prepared and adequate utilized borrowing facilities are monitored.

The table below analyzes the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Accounts payable and accrued liabilities balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Less than 1 year	Between 2 and 5 years	Total

As at December 31, 2021:
Accounts payable and accrued liabilities	$970,278	$-	$970,278
Lease liability	40,800	40,800	81,600
Loans payable to related parties	5,045	-	5,045
Advances from directors	43,537	-	43,537
Convertible debentures	200,000	426,950	626,950
Government loan payable	-	60,000	60,000

	Less than 1 year	Between 2 and 5 years	Total

As at December 31, 2020:
Accounts payable and accrued liabilities	$1,016,604	$-	$1,016,604
Lease liability	40,800	6,800	47,600
Loans payable to related parties	4,982	-	4,982
Convertible debentures	-	426,950	426,950
Loan payable	20,000	-	20,000
Government loan payable	-	60,000	60,000

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

21.	CAPITAL MANAGEMENT, FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont’d)

(e)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company financial debt have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

(f)	Foreign currency risk

Currency risk is the risk that the future cash flows or fair value of the Company’s financial instruments that are denominated in a currency that is not the Company’s functional currency will fluctuate due to the change in foreign exchange rate. The functional currency of the Company is the Canadian dollar. The Company is exposed to the currency exchange rate risk on its cash and accounts payable and accrued liabilities held in US dollar. As at the period ended, the Company had $141 (2020 - $1,248) of cash and $171,670 (2020 - $178,961) of accounts payable and accrued liabilities held in US dollar. The Company does not use derivative financial instruments to mitigate its exposure to currency risk. Management, however, mitigates currency risk by regular monitoring and transacting in stable currencies. A 10% change in the value of the US dollar will result in approximately $17,200 increase/decrease in the Company’s net loss.

22.	RELATED PARTY TRANSACTIONS

Year ended December 31, 2021:

$14,000 in consulting fees was paid to a company owned by a director of the Company and $60,000 in consulting fees was paid to a director of the Company.

72,000 units, valued at $0.25/unit, were issued to a company owned by a director of the Company as compensation for consulting services provided and 71,190 units, valued at $0.25/unit, were issued to a director of the Company as settlement for services provided.

A total of $47,256 in salaries were paid to a director of the Company.

Amounts due to director amounted to $43,537 as at December 31, 2021.

Year ended December 31, 2020:

Amounts due from director amounted to $20,525 as at December 31, 2020.

To settle $229,031 in accrued salaries and $40,035 in amounts due to the Director and Chief Executive Officer of the Company, 2,690,066 common shares were issued at $0.10 per share. To settle $110,000 in accrued salaries owed to the previous Chief Executive Officer of the Company, 1,100,000 common shares were issued at $0.10 per share.

The Company issued $126,950 in convertible debentures to the Chief Executive Officer of the Company (see note 14).

1,000,000 common shares at $0.10 per share were issued to a Director of the Company in a private placement. 1,364,439 common shares at $0.09 per share were issued to the Chief Executive Officer of the Company in connection with $128,620 in funds received by the Company transferred from the Chief Executive Officer. During the 2020 year, the Company paid salaries and benefits to its Chief Executive Officer and co-Chief Executive Officer in the amount of $39,210 each, included in salaries and benefits. $128,883 was included in accounts payable and accrued liabilities representing the amounts owed to management.

THE BULLET ID CORPORATION
Notes to Financial Statements
December 31, 2021 and 2020
(Stated In Canadian Dollars)

23.	CONTINGENT LIABILITY

An action was brought against the Company from a previous consultant of the Company claiming for damages in the amount of $120,180. As at the date of these financial statements, management intends to defend the action, the outcome of this claim is uncertain and the potential loss is not measurable. As such, no amounts have been reflected in the financial statements. The Company will record a provision if it believes that the outcome of this contingency becomes probable and can be reasonably estimated.

24.	SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events up to June 23, 2022, the date the financial statements were issued, and has determined the following material subsequent events:

The Company issued 1,600,000 common shares for $180,000 and 1,854,000 units, at a price of $0.25 per unit. Each unit comprised of one common share and one half of one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at an exercise price of $0.40 per share for a period of two years.

The Company settled $186,250 of debt through the issuance of 221,000 common shares and 524,000 units, at a price of $0.25 per unit. 144,000 units were issued to the chief technical officer of the Company. Each unit comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at an exercise price of $0.40 per share for a period of two years.

$200,000 in convertible debentures issued during the year ended December 31, 2021 were converted into 1,191,616 units. Each unit comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at an exercise price of $0.40 per share for a period of two years.